FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Incorporation by Reference

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 19, 2013 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Nomura Holdings, Inc. Interim Operating and Financial Review

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 20, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Exhibit 1

NOMURA HOLDINGS, INC.

INTERIM OPERATING AND FINANCIAL REVIEW

Presentation of Financial and Other Information	1

Recent Developments	2

Risk Factors	3

Operating and Financial Review and Prospects	5

Interim Consolidated Financial Statements (UNAUDITED)

Consolidated Balance Sheets as of March 31, 2013 and September 30, 2013	F-2

Consolidated Statements of Income for the Six Months Ended September 30, 2012 and 2013 and Three Months Ended September 30, 2012 and 2013	F-5

Consolidated Statements of Comprehensive Income for the Six Months Ended September 30, 2012 and 2013 and Three Months Ended September 30, 2012 and 2013	F-7

Consolidated Statements of Changes in Equity for the Six Months Ended September 30, 2012 and 2013	F-8

Consolidated Statements of Cash Flows for the Six Months Ended September 30, 2012 and 2013	F-9

Notes to the Interim Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm	F-86

Presentation of Financial and Other Information

As used in this Form 6-K, references to the “Company”, “Nomura”, “Nomura Group”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this Form 6-K, references to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” and “¥” are to the lawful currency of Japan and references to “U.S. dollars” and “$” are to the lawful currency of the United States of America (“U.S.”).

All ownership data with respect to us presented in this Form 6-K is presented based on the voting interest directly or indirectly held by us. Our voting interest is presented in accordance with Japanese reporting requirements, pursuant to which the amount presented with respect to each subsidiary is the percentage of voting rights of such subsidiary held directly by us or our subsidiaries. For example, wholly-owned subsidiaries of our subsidiaries are listed as 100%, regardless of the level of our direct interest in the intermediate subsidiaries.

Amounts shown within this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to us presented in this Form 6-K is presented on a consolidated basis. Our fiscal year ends on March 31 of each year. We prepare interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our interim consolidated financial statements, including the notes thereto, for the six months ended September 30, 2012 and 2013 are included elsewhere in this Form 6-K. The interim consolidated financial statements included in this Form 6-K have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors.

Recent Developments

Recent Developments in Capital Adequacy Regulations. In December 2010, the Basel Committee on Banking Supervision (“Basel Committee”) issued the overall capital and liquidity reform package from Basel II (“Basel III”) in order to promote a more resilient banking sector. The Basel Committee has been reviewing the Basel III package and has published various proposals, such as non-internal model method for capitalizing counterparty credit risk exposures, capital treatment for bank exposures to central counterparties (“CCPs”) which is to replace the interim treatment for bank exposures to CCPs published in July 2012, revised capital requirements for banks’ equity investments in funds, as well as fundamental review of the trading book. Also, proposal for detailed framework and disclosure requirements on leverage ratio and liquidity coverage ratio, which are introduced as a part of Basel III package, was published. Financial Stability Board and the Basel Committee at the Group of Twenty (“G-20”) summit in November 2011 identified global systemically important bank (“G-SIBs”) on which additional capital requirements will be imposed and update the list of G-SIBs in November of each year. We have not been designated as a G-SIB until now. Basel Committee published updated assessment methodology and the higher loss absorbency requirement on G-SIBs, as well as disclosure requirements on G-SIBs evaluation indices. Also, the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for domestic systemically important banks (“D-SIBs”), extending the framework for G-SIBs to D-SIBs. After Capital Adequacy Notice on Final Designated Parent Company revised to be in line with Basel III was implemented, Financial Services Agency (“FSA”) has been considering further revise of the notice, taking the series of proposals published by Basel Committee. For further information on Basel III, please see “Consolidated Regulatory Requirements” herein.

Recovery and Resolution Plans. On July 19, 2011, the Financial Stability Board published a consultative document to establish a global framework to improve authorities’ capacity to resolve failing systemically important financial institutions (SIFIs) without systemic disruption and exposing taxpayers to the risk of loss. The proposed measures require G-SIFIs to prepare and maintain recovery and resolution plans (“RRPs”) by December 2012. In light of such a global framework, the Financial Services Authority in the U.K. (“U.K. FSA”) published a consultation on August 9, 2011 containing its proposals for RRPs. The consultation covered the requirement for banks and large investment firms in the U.K.—not limited to G-SIFIs—to prepare and maintain RRPs. In a separate discussion paper, the UK FSA explores matters relevant to resolving financial services firms, including the resolution of trading books, enhancing the resolution toolkit and bail-ins. In May 2012, the U.K. FSA published a feedback statement setting out its approach to ensure firms develop appropriate recovery plans and resolution packs and a further update was issued by the FSA in February 2013.

U.K. Regulatory Reform. On April 1, 2013, the Financial Services Act 2012 was formally enacted (after having received Royal Assent on December 19, 2012). The implementation of the Financial Services Act 2012 has resulted in U.K. financial services regulation being split into a “twin peaks” approach. The Prudential Regulation Authority (“PRA”) has been formed as a subsidiary of the Bank of England and is responsible for the prudential supervision of a number of banks and deposit takers, plus certain large investment firms and insurers. It has a single objective to “promote the safety and soundness of regulated firms.” The Financial Conduct Authority (“FCA”) has been established as a separate entity and is responsible for the prudential supervision of firms not supervised by the PRA and for market conduct matters for all authorized firms. The FCA will also have a single strategic objective of “making markets work well.” Nomura’s main operating subsidiaries in the UK (Nomura International plc and Nomura Bank International plc) are regulated by both the PRA and FCA.

U.S. Regulatory Reform. In July 2010, the U.S. enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which is now the subject of a multi-agency rulemaking process. To facilitate the transition to the requirements of the Dodd-Frank Act, the Commodity Futures Trading Commission issued an exemptive order in July 2013 (the “Exemptive Order”) that granted market participants temporary conditional relief from certain provisions of the Commodity Exchange Act, as amended by the Dodd-Frank Act. As the Exemptive Order is currently set to expire on December 21, some U.S. derivatives rules will be applied extraterritorially and will therefore impact some Nomura non-U.S. entities.

Risk Factors

There is no significant change from the risks as previously disclosed in Part I, Item 3.D “Risk Factors” of our annual report on Form 20-F for the year ended March 31, 2013.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statements contained in this report. Such risks, uncertainties and other factors are set forth in “Risk Factors” above and in Item 3.D of our annual report on Form 20-F for the fiscal year ended March 31, 2013, as well as elsewhere in this Form 6-K.

Operating and Financial Review and Prospects

Results of Operations—Six Months Ended September 30, 2012 and 2013

The interim consolidated financial statements included in this Form 6-K have not been audited but have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors. The unaudited interim consolidated financial statements are prepared on a basis substantially consistent with the audited consolidated financial statements included in our Form 20-F for the fiscal year ended March 31, 2013 filed on June 27, 2013.

Overview

The following table provides selected consolidated statements of income information for the six months ended September 30, 2012 and 2013.

	Millions of yen except per share data
	Six months ended September 30
	2012	2013
Non-interest revenues:
Commissions	¥149,646	¥263,247
Fees from investment banking	27,514	48,378
Asset management and portfolio service fees	67,224	83,083
Net gain on trading	173,328	238,590
Gain (loss) on private equity investments	(5,088)	753
Gain on investments in equity securities	5,909	12,889
Other	285,983	73,294

Total non-interest revenues	704,516	720,234
Net interest revenue	66,417	67,478

Net revenue	770,933	787,712
Non-interest expenses	715,850	601,559

Income before income taxes	55,083	186,153
Income tax expense	43,646	81,505

Net income	11,437	104,648

Less: Net income attributable to noncontrolling interests	6,737	641

Net income attributable to NHI shareholders	¥4,700	¥104,007

Return on shareholders’ equity (annualized)(1)	0.4%	8.9%

(1)	Calculated as Net income attributable to NHI shareholders divided by average Total NHI shareholders’ equity multiplied by two.

Net revenue increased by 2.2% from ¥770,933 million for the six months ended September 30, 2012 to ¥787,712 million for the six months ended September 30, 2013. Commissions increased by 75.9%, primarily due to increasing commissions received from equity and equity-related products and commissions from the distributions of investment trust certificates. Asset management and portfolio service fees increased by 23.6%, primarily due to an increase in assets under management driven by strong market conditions. Net gain on trading increased by 37.7%, primarily due to an increase in the results of equity trading. Other revenue decreased by 74.4%, primarily due to decreasing revenues from Nomura Real Estate Holdings Inc. (“NREH”) which was a subsidiary of Nomura Land and Building Co., Ltd (“NLB”). Other revenue for the six months ended September 30, 2012 included ¥262,644 million of revenue from NLB and its subsidiaries, of which ¥134,568 million of revenues from real estate sales generated by NREH. These revenues were recognized when sales had closed, the buyer’s initial and continuing investments were adequate to demonstrate a commitment to pay for the real estate and Nomura did not have a substantial continuing involvement in the real estate. In March 2013, Nomura sold part of its investment in NREH and no longer holds a controlling financial interest in the company. As a result of this sale, NREH is currently accounted for under the equity method and its gross revenues have not been included in Other revenue for the six months ended September 30, 2013.

Net interest revenue was ¥66,417 million for the six months ended September 30, 2012 and ¥67,478 million for the six months ended September 30, 2013. Net interest revenue is a function of the level and the mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of our trading business. In assessing the profitability of our overall business and of our Wholesale operation in particular, we view net interest revenue and non-interest revenues in aggregate.

Non-interest expenses decreased by 16.0% from ¥715,850 million for the six months ended September 30, 2012 to ¥601,559 million for the six months ended September 30, 2013. This decrease was mostly caused by a decrease of other expenses by 63% from ¥257,278 million for the six months ended September 30, 2012 to ¥95,364 million for the six months ended September 30, 2013, primarily due to expenses incurred by NREH. For the six months ended September 30, 2012, other expenses included ¥196,424 million related to NLB and its subsidiaries, of which ¥113,235 million represented the cost of real estate sales incurred in generating real estate revenues by NREH. In March 2013, NREH had changed from a consolidated subsidiary to an affiliate accounted for by the equity method and no such expenses are included in other expenses for the six months ended September 30, 2013.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Between April 1, 2004 and March 31, 2012, our effective statutory tax rate was 41%. However, as a result of revisions to domestic tax laws, the effective statutory tax rates are 38% for the fiscal years beginning between April 1, 2012 and March 31, 2015, and 36% thereafter. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

For the six months ended September 30, 2012, the difference between the effective statutory tax rate of 38% and the effective tax rate of negative 79.2% was mainly due to non-deductible expenses, different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and a decrease in valuation allowance of foreign subsidiaries reduced the effective tax rate.

For the six months ended September 30, 2013, the difference between the effective statutory tax rate of 38% and the effective tax rate of 43.8% was mainly due to non-deductible expenses, different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and a decrease in valuation allowance of foreign subsidiaries reduced the effective tax rate.

Net income attributable to NHI shareholders was ¥4,700 million for the six months ended September 30, 2012 and ¥104,007 million for the six months ended September 30, 2013, individually. Our annualized return on shareholder’s equity was 0.4% for the six months ended September 30, 2012 and 8.9% for the six months ended September 30, 2013.

Retail

In Retail, our sales activities continue to focus on providing client consultation services and investment proposals for which we receive commissions and fees from our sales activities. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

	Millions of yen
	Six months ended September 30
	2012	2013
Non-interest revenues	¥161,906	¥283,200
Net interest revenue	1,591	2,872

Net revenue	163,497	286,072
Non-interest expenses	140,347	165,011

Income before income taxes	¥23,150	¥121,061

Net revenue increased by 75.0% from ¥163,497 million for the six months ended September 30, 2012 to ¥286,072 million for the six months ended September 30, 2013, primarily due to increased sales performance of equities and investment trusts as a result of active equity markets.

Non-interest expenses increased by 17.6% from ¥140,347 million for the six months ended September 30, 2012 to ¥165,011 million for the six months ended September 30, 2013.

Income before income taxes increased by 422.9% from ¥23,150 million for the six months ended September 30, 2012 to ¥121,061 million for the six months ended September 30, 2013.

The following graph shows revenue generated by instrument in terms of Retail non-interest revenues for the six months ended September 30, 2012 and 2013.

As shown above, the proportion of Retail non-interest revenues from equities increased from 15% for the six months ended September 30, 2012 to 33% for the six months ended September 30, 2013, primarily due to significant performances in equity sales driven by the strong market environment. On the other hand, the proportion of Retail non-interest revenues from investment trusts and asset management decreased from 55% for the six months ended September 30, 2012 to 48% for the six months ended September 30, 2013 and the proportion of Retail non-interest revenues from bonds decreased from 28% for the six months ended September 30, 2012 to 18% for the six months ended September 30, 2013. The proportion of Retail non-interest revenues from insurance decreased from 2% for the six months ended September 30, 2012 to 1% for the six months ended September 30, 2013.

The following graph shows amounts and details regarding the composition of retail client assets as of September 30, 2012 and 2013.

Total retail client assets increased by ¥23.6 trillion from ¥67.3 trillion at September 30, 2012 to ¥90.9 trillion at September 30, 2013. Retail client assets consist of clients’ assets held in our custody and assets relating to insurance products.

Asset Management

Our Asset Management segment is conducted principally through Nomura Asset Management Co., Ltd. (“NAM”). We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd. (“NSC”), other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues generally consist of asset management and portfolio services fees that are attributable to Asset Management.

	Millions of yen
	Six months ended September 30
	2012	2013
Non-interest revenues	¥30,677	¥37,238
Net interest revenue	1,180	1,562

Net revenue	31,857	38,800
Non-interest expenses	21,927	25,937

Income before income taxes	¥9,930	¥12,863

Net revenue increased by 21.8% from ¥31,857 million for the six months ended September 30, 2012 to ¥38,800 million for the six months ended September 30, 2013.

Non-interest expenses increased by 18.3% from ¥21,927 million for the six months ended September 30, 2012 to ¥25,937 million for the six months ended September 30, 2013.

Income before income taxes increased by 29.5% from ¥9,930 million for the six months ended September 30, 2012 to ¥12,863 million for the six months ended September 30, 2013.

The following table sets forth assets under management of each principal Nomura entity within Asset Management as of September 30, 2012 and 2013.

	Billions of yen
	September 30
	2012	2013
Nomura Asset Management Co., Ltd.	¥24,919	¥33,107
Nomura Funds Research and Technologies Co., Ltd.(1)	2,533	2,492
Nomura Corporate Research and Asset Management Inc.	1,557	1,565
Nomura Private Equity Capital Co., Ltd.	550	153

Combined total	29,559	37,315

Overlapping asset accounts among group companies	(6,866)	(7,295)

Total	¥22,693	¥30,021

(1)	Certain prior period balances have been reclassified following the acquisition of Nomura Funds Research and Technologies America, Inc. by Nomura Funds Research and Technologies Co., Ltd. in January 2013.

Assets under management increased by 32.3% from ¥22.7 trillion as of September 30, 2012 to ¥30.0 trillion as of September 30, 2013, primarily due to inflows into our investment trust business and investment advisory business, and stronger market conditions. The greatest proportion of these assets was managed by NAM with assets under management of ¥33.1 trillion as of September 30, 2013.

Domestic publicly offered investment trust assets included in the assets under management by NAM were ¥17.5 trillion as of September 30 2013, a ¥4.5 trillion or 34% increase from September 30, 2012. We saw continuous inflows into our products during the six months ended September 30, 2013. For our investment advisory business, assets under management were ¥11.7 trillion as of September 30, 2013, a ¥3.0 trillion or 34% increase from September 30, 2012.

The following table shows NAM’s share, in terms of net asset value, in the Japanese asset management market as of September 30, 2012 and 2013.

	September 30
	2012	2013
Total of publicly offered investment trusts	22%	23%
Stock investment trusts	17%	18%
Bond investment trusts	44%	42%

Wholesale

In Wholesale, we are engaged in the sales and trading of debt securities and equity securities and currencies on a global basis to various institutions, providing investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and investing in private equity businesses with the goal of maximizing returns on these investments by increasing the corporate value of investee companies.

	Millions of yen
	Six months ended September 30
	2012	2013
Non-interest revenues	¥190,228	¥313,739
Net interest revenue	68,749	64,219

Net revenue	258,977	377,958
Non-interest expenses	267,335	327,435

Income (loss) before income taxes	¥(8,358)	¥50,523

Net revenue increased by 45.9% from ¥258,977 million for the six months ended September 30, 2012 to ¥377,958 million for the six months ended September 30, 2013.

Non-interest expenses increased by 22.5% from ¥267,335 million for the six months ended September 30, 2012 to ¥327,435 million for the six months ended September 30, 2013.

Loss before income taxes was ¥8,358 million for the six months ended September 30, 2012 and Income before income taxes was ¥50,523 million for the six months ended September 30, 2013.

The breakdown of net revenue for Wholesale is as follows:

	Millions of yen
	Six months ended September 30
	2012	2013
Fixed Income(1)	¥158,315	¥191,312
Equities(1)	70,975	133,616
Investment Banking (Net)	30,908	48,899
Investment Banking (Other)	(1,221)	4,131

Investment Banking	29,687	53,030

Net revenue	¥258,977	¥377,958

Investment Banking (Gross)	¥65,510	¥92,968

(1)	In accordance with the realignment in April 2013, certain prior period amounts of Fixed Income and Equities have been reclassified to conform to the current presentation.

For Fixed Income, net revenue increased by 20.8% from ¥158,315 million for the six months ended September 30, 2012 to ¥191,312 million for the six months ended September 30, 2013, due to high performances in the Japan and Asia and Oceania regions despite the volatile environment. For Equities, net revenue increased by 88.3% from ¥70,975 million for the six months ended September 30, 2012 to ¥133,616 million for the six months ended September 30, 2013, due to the high performance in the Japan region driven by the strong market environment. For Investment Banking, net revenue increased by 78.6% from ¥29,687 million for the six months ended September 30, 2012 to ¥53,030 million for the six months ended September 30, 2013, primarily due to an increase in the number of capital market transactions in Japan.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 17 “Segment and geographic information” to our interim consolidated financial statements.

Net revenue was ¥310,570 million for the six months ended September 30, 2012 and ¥72,681 million for the six months ended September 30, 2013. Non-interest expenses were ¥286,241 million for the six months ended September 30, 2012 and ¥83,176 million for the six months ended September 30, 2013. Income before income taxes in other operating results was ¥24,329 million for the six months ended September 30, 2012 and loss before income taxes in other operating results was ¥10,495 million for the six months ended September 30, 2013.

Other operating results for the six months ended September 30, 2013 include gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥2.9 billion; the negative impact of our own creditworthiness on derivative liabilities, which resulted in losses of ¥6.1 billion; and losses from changes in counterparty credit spreads of ¥2.5 billion.

Number of Employees

The following table shows the number of our employees as of September 30, 2012 and 2013.

	September 30
	2012	2013
Japan	22,020	16,377
Europe	3,940	3,459
Americas	2,425	2,243
Asia and Oceania	6,430	5,945

Total	34,815	28,024

In March 2013, NLB, one of NHI’s affiliated companies, sold shares of NREH. As a result, NREH is no longer a consolidated subsidiary of NHI, thus the number of employees decreased significantly compared to the previous year.

Summary of Regional Contributions

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 17 “Segment and geographic information” to our interim consolidated financial statements.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate.

Translation Exposure

A significant portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars, British pounds and Euros. We prepare financial statements of each of our consolidated entities in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary, which historically has not occurred, and which we do not expect to occur frequently.

Critical Accounting Policies and Estimates

Use of Estimates

In preparing our interim consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these interim consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the interim consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair Value for Financial Instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized either through earnings or other comprehensive income (loss) on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standards CodificationTM (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of valuation inputs used to establish fair value.

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 2% as of September 30, 2013 as listed below:

	Billions of yen, except percentage
	September 30, 2013
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥9,207	¥9,084	¥426	¥—	¥18,717	2%
Derivative assets	1,113	24,888	310	(23,818)	2,493
Derivative liabilities	1,204	24,645	320	(23,883)	2,286

See Note 2 “Fair value measurements” to our interim consolidated financial statements.

Private Equity Business

All private equity investments made by investment company subsidiaries pursuant to the provisions of ASC 946 “Financial Services—Investment Companies” (“ASC 946”) are accounted for at fair value, with changes in fair value recognized through earnings.

The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow valuation technique which incorporates estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuation techniques such as Enterprise Value/earnings before interest, taxes, depreciation and amortization ratios, Price/Earnings ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3 since the valuation inputs such as those mentioned above are usually unobservable or there is significant uncertainty.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. For more information on our private equity activities, see “Private Equity Business” below.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposure. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of September 30, 2013.

	Millions of yen
	September 30, 2013
	Japan	Europe	Americas	Asia and Oceania	Total(1)
CMBS(2)	¥5,525	¥15,498	¥65,722	¥—	¥86,745
RMBS(2)(3)	11,226	41,295	338,409	859	391,789
Commercial real estate-backed securities	—	—	—	—	—
Other securitization products(4)	213,213	9,072	158,542	1,554	382,381

Total	¥229,964	¥65,865	¥562,673	¥2,413	¥860,915

(1)	The balances shown exclude certain CMBS of ¥19,171 million for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860 “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposure because the beneficial interests in the vehicles have been sold to third parties.
(2)	We have ¥10,608 million exposure, as whole loans and commitments, to U.S. CMBS and RMBS-related business as of September 30, 2013.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (“CMO”) of ¥2,081,707 million, because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLO”), collateralized debt obligations (“CDO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans and home equity loans.

The following table provides our exposure to CMBS by geographic region and the external credit ratings of the underlying collateral as of September 30, 2013. Ratings are based on the lowest ratings given by Standard & Poor’s Financial Services LLC, Moody’s Investors Service, Inc., Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of September 30, 2013.

	Millions of yen
	September 30, 2013
	AAA	AA	A	BBB	BB	B	Not rated	Total
Japan	¥—	¥—	¥724	¥—	¥840	¥2,235	¥1,726	¥5,525
Europe	—	—	2,882	3,867	2,758	2,303	3,688	15,498
Americas	12,249	3,422	5,017	10,593	9,365	10,109	14,967	65,722

Total	¥12,249	¥3,422	¥8,623	¥14,460	¥12,963	¥14,647	¥20,381	¥86,745

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance by geographic location of the target company as of September 30, 2013.

	Millions of yen
	September 30, 2013
	Funded	Unfunded	Total
Europe	¥33,767	¥14,703	¥48,470
Americas	6,544	39,256	45,800
Asia and Oceania	340	—	340

Total	¥40,651	¥53,959	¥94,610

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 6 “Securitizations and Variable Interest Entities” in our interim consolidated financial statements.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements recently adopted” in our interim consolidated financial statements.

Private Equity Business

We make private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which we consolidate under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 are accounted for at fair value, with changes in fair value recognized through the consolidated statements of income. Investment company accounting applied by each of these investment company subsidiaries is retained in our interim consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to us. In accordance with our investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than our business segments.

We also have a subsidiary which is not an investment company but which makes investments in entities engaged in our core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because of election of the fair value option or other U.S. GAAP requirements.

Private Equity Business in Japan

We have an established private equity business in Japan, which has been operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”). NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore has carried all of its investments at fair value, with changes in fair value recognized through the consolidated statements of income.

Since its inception in 2000, NPF had made investments in 21 entities, and has currently exited from all investments.

We also make private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in entities engaged in our core business. We elected the fair value option to account for its 47.0% investment in the common stock of Ashikaga Holdings Co., Ltd (“Ashikaga Holdings”) which is reported in Private equity investments and Other assets—Other in the consolidated balance sheets.

Subsequent Events

On December 19, 2013, the initial public offering (“IPO”) of Ashikaga Holdings on the Tokyo Stock Exchange was completed. As of September 30, 2013, Nomura held 47.0% of the common stock of Ashikaga Holdings and carried it at fair value through election of the fair value option. The fair value as of that date has been determined using an internal valuation model which included an appropriate liquidity discount. As a result of the IPO and based on the closing listed price of Ashikaga Holdings common stock on December 20, 2013, the fair value of Nomura’s investment in Ashikaga Holdings has increased by approximately ¥14 billion which will be recognized through earnings during the third quarter ending December 31, 2013.

Private Equity Business in Europe

In Europe, our private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure for our European private equity business, on March 27, 2002, we restructured PFG and, as a result, contributed our investments in certain of our remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of us, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, we ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore we continue to account for these investments at fair value, with changes in fair value recognized through earnings.

In December 2012, we completed the sale of Annington to Terra Firma and with this sale, exited from all investments.

Other Terra Firma Funds

We are a 10% investor in a ¥256 billion private equity fund (“TFCP II”) and a 2% investor in a ¥683 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥25,614 million and reduced to ¥48 million as a result of adjustments for recyclable distributions. As of September 30, 2013, there was no balances drawn down for investments.

For TFCP III, our total commitment was ¥12,930 million and ¥12,325 million had been drawn down for investments as of September 30, 2013.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

Other Investments

We also make private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through earnings.

Deferred Tax Assets Information

Details of deferred tax assets and liabilities

Details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of September 30, 2013 are as follows:

Millions of yen
September 30, 2013
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥10,289
Investments in subsidiaries and affiliates	173,110
Valuation of financial instruments	109,275
Accrued pension and severance costs	15,331
Other accrued expenses and provisions	108,346
Operating losses	346,871
Other	2,448

Gross deferred tax assets	765,670
Less—Valuation allowance	(495,263)

Total deferred tax assets	270,407

Deferred tax liabilities
Investments in subsidiaries and affiliates	90,551
Valuation of financial instruments	53,393
Undistributed earnings of foreign subsidiaries	697
Valuation of fixed assets	22,028
Other	2,899

Total deferred tax liabilities	169,568

Net deferred tax assets	¥100,839

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

Legal Proceedings

For a discussion of our litigation and related matters, see Note 16 “Contingencies—Investigations, lawsuits and other legal proceedings” in our interim consolidated financial statements.

Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market-wide events. Liquidity risk management policy is based on liquidity risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the Executive Management Board (“EMB”). Nomura seeks to ensure continuous liquidity across market cycles and periods of market stress. The primary objective is to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of assets.

We have in place a number of Liquidity Risk Management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; and (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash.

We centrally control residual cash held at Nomura Group entities for effective utilization purposes. As for the usage of funds, we manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across Nomura Group. The limit for unsecured funding is set by the EMB and monitored closely by Global Treasury.

In order to enable us to transfer funds smoothly among group entities, we limit issuance of securities by regulated broker-dealers or banking entities. We actively seek to concentrate in unsecured funding at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across Nomura Group.

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets.

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements:

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating.

Collateral requirements to support potential increased intraday collateral requirements from our clearers and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for other related requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer of liquidity across the entities within the group.

We seek to achieve diversification of our funding by market, instrument type, investors, currency, and maturity in order to reduce our reliance on any one funding source and reduce refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other interest or equity, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivative positions and/or the underlying assets to maintain funding consistency with our unsecured long-term debt. The proportion of our non-yen denominated long-term debt slightly increased to 31.2% of total long-term debt outstanding as of September 30, 2013 from 29.7% as of March 31, 2013.

2.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists primarily of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposits at banking entities, certificates of deposit and bonds and notes maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit held by our banking subsidiaries.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2013 and September 30, 2013.

	Billions of yen
	March 31, 2013	September 30, 2013
Short-term bank borrowings	621.3	659.8
Other loans	42.4	64.1
Commercial paper	296.7	273.6
Deposits at banking entities	781.4	751.1
Certificates of deposit	214.5	246.9
Bonds and notes maturing within one year	337.0	528.6

Total short-term unsecured debt(1)	¥2,293.3	¥2,524.1

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.

2.2 Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other bond programs.

As a globally competitive financial service group in Japan, we have access to multiple markets worldwide and major funding centers. The Company, NSC, Nomura Europe Finance N.V. and Nomura Bank International plc are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as may be necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2013 and September 30, 2013.

	Billions of yen
	March 31, 2013	September 30, 2013
Long-term deposit at banking entities	76.2	108.0
Long-term bank borrowings	2,173.7	2,165.2
Other loans	133.9	131.2
Bonds and notes(1)	4,073.5	3,953.2

Total long-term unsecured debt	¥6,457.3	¥6,357.6

NHI shareholders’ equity	¥2,294.4	¥2,379.2

(1)	Excludes “long-term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (“VIEs”) under ASC 810, “Consolidation” and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

2.3 Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity for plain vanilla debt securities and borrowings with maturities longer than one year was 3.74 years as of September 30, 2013. A major part of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calling notes linked to indices are individually determined. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 6.96 years as of September 30, 2013. The average maturity of our entire long-term debt portfolio, including plain vanilla debt securities and borrowings, was 4.98 years as of September 30, 2013. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

Redemption schedule is individually estimated by considering the probability of redemption.

2.4 Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. Repo transactions involve the selling of government and government agency securities under agreements with clients to repurchase these securities from clients. Japanese “Gensaki Repo” transactions have no margin requirements or substitution rights. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, delivering various types of securities collateral, and actively seeking for long-term agreements. For more detail of secured borrowings and repurchase agreements, see Note 4 “Collateralized transactions” in our consolidated financial statements.

3. Management of Credit Lines to Nomura Group Entities

We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. Total unused committed facilities increased ¥0.5 billion to ¥78.5 billion as of September 30, 2013 from ¥78.0 billion as of March 31, 2013. We have structured facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on the facilities. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor our sufficiency of liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at our parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow (“MCO”)” framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising additional funds through unsecured financing or the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising additional funds through unsecured funding or the liquidation of assets for one month.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of September 30, 2013, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of September 30, 2013, our liquidity portfolio was ¥ 6,466.4 billion which generated a liquidity surplus taking into account stress scenarios. We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2013 and September 30, 2013 and averages maintained for fiscal year ended March 31, 2013 and for six months ended September 30, 2013. Yearly and six months averages are calculated using month-end amounts.

	Billions of yen
	Average for fiscal year ended March 31, 2013	As of March 31, 2013	Average for six months ended September 30, 2013	As of September 30, 2013
Cash, cash equivalent and time deposits(1)	¥911.1	¥960.6	¥1,569.8	¥1,306.9
Government securities	4,712.3	4,512.3	4,591.3	5,010.9
Others(2)	480.3	410.6	238.5	148.6

Total liquidity portfolio	¥6,103.7	¥5,883.5	¥6,399.6	¥6,466.4

(1)	Cash, cash equivalents, and time deposits include nostro balance and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2013 and September 30, 2013 and averages maintained for fiscal year ended March 31, 2013 and for six months ended September 30, 2013. Yearly and six months averages are calculated using month-end amounts.

	Billions of yen
	Average for fiscal year ended March 31, 2013	As of March 31, 2013	Average for six months ended September 30, 2013	As of September 30, 2013
Japanese Yen	¥1,836.6	¥1,362.2	¥2,240.6	¥2,574.3
US Dollar	2,445.6	2,355.1	2,244.9	2,251.6
Euro	816.1	876.5	894.1	883.0
British Pound	695.9	752.6	724.3	561.6
Others(1)	309.5	537.1	295.8	195.9

Total liquidity portfolio	¥6,103.7	¥5,883.5	¥6,399.6	¥6,466.4

(1)	Others include other currencies such as the Canadian dollar, the Australian dollar, and the Swiss franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”), Nomura Securities Co. Ltd (“NSC”), our other major broker-dealer subsidiaries and our bank subsidiaries. In determining the amounts and entities which hold this portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2013 and September 30, 2013.

	Billions of yen
	March 31, 2013	September 30, 2013
NHI and NSC(1)	¥1,616.9	¥2,454.1
Major broker-dealer subsidiaries	3,179.0	2,751.3
Bank subsidiaries	775.3	975.2
Other group entities	312.3	285.8

Total liquidity portfolio	¥5,883.5	¥6,466.4

(1)	NSC, a broker dealer located in Japan, holds an account with the BOJ and has a direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

In addition to the liquidity portfolio, we had ¥1,159.9 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of September 30, 2013 was ¥7,626.3 billion, which represented a 302.1% value in comparison to our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2013	September 30, 2013
Net liquidity value of other unencumbered assets	¥1,168.4	¥1,159.9
Liquidity portfolio	5,883.5	6,466.4

Total	¥7,051.9	¥7,626.3

In the stress test, we assume the cash outflow as shown below and also assume that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than one year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

In 2008, the Basel Committee published Principles for Sound Liquidity Risk Management and Supervision (“Sound Principles”). To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonised” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

After an observation period, the LCR, including any revisions, will be introduced on January 1, 2015. The NSFR, including any revisions, will move to a minimum standard by January 1, 2018.

5. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities, as was generally the case for a number of years. For the six months ended September 30, 2013, we recorded net cash inflows from operating activities and net cash outflows from investing activities as discussed in the comparative analysis mentioned below.

The following is the summary information on our consolidated cash flows for the six months ended September 30, 2012 and 2013:

	Billions of yen
	Six months ended September 30
	2012	2013
Net cash provided by operating activities	¥127.2	¥404.8
Net income	11.4	104.6
Trading assets and private equity investments	(1,057.9)	(803.5)
Trading liabilities	(364.9)	1,131.7
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,002.6	224.0
Securities borrowed, net of securities loaned	1,258.1	(232.4)
Other, net	(722.0)	(19.7)
Net cash provided by (used in) investing activities	31.2	(98.1)
Net cash provided by (used in) financing activities	(494.8)	169.0
Long-term borrowings, net	(227.8)	165.8
Short-term borrowings, net	(310.4)	59.6
Other, net	43.3	(56.4)
Effect of exchange rate changes on cash and cash equivalents	(17.5)	17.2

Net increase (decrease) in cash and cash equivalents	(353.8)	493.0
Cash and cash equivalents at beginning of year	1,070.5	805.1

Cash and cash equivalents at end of period	¥716.7	¥1,298.0

See the consolidated statements of cash flows in our interim consolidated financial statements for more detailed information.

For the six months ended September 30, 2013, our cash and cash equivalents increased by ¥493.0 billion to ¥1,298.0 billion. Net cash of ¥169.0 billion was provided by financing activities due to cash inflows of ¥225.4 billion by net receipts of Long-term borrowings and Short-term borrowings. As part of trading activities, while there were net cash outflows of ¥803.5 billion from cash outflows due to an increase in Trading assets and Private equity investments, these cash outflows were offset by net cash inflows of ¥1,131.7 billion from cash inflow due to an increase in Trading liabilities. As a result, net cash of ¥404.8 billion was provided by operating activities.

For the six months ended September 30, 2012, our cash and cash equivalents decreased by ¥353.8 billion to ¥716.7 billion. Net cash of ¥494.8 billion was used in financing activities due to cash outflows of ¥538.2 billion by net payments of Long-term borrowings and Short-term borrowings. As part of trading activities, while there were net cash outflows of ¥1,422.8 billion from cash outflows due to an increase in Trading assets and Private equity investments and a decrease in Trading liabilities, these cash outflows were offset by net cash inflows of ¥2,260.7 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, Securities borrowed and Securities loaned. As a result, net cash of ¥127.2 billion was provided by operating activities.

Balance Sheet and Financial Leverage

Total assets as of September 30, 2013, were ¥41,868.4 billion, an increase of ¥3,926.0 billion compared with ¥37,942.4 billion as of March 31, 2013, reflecting increases in Securities purchased under agreements to resell and Trading assets. Total liabilities as of September 30, 2013, were ¥39,457.1 billion, an increase of ¥3,833.6 billion compared with ¥35,623.5 billion as of March 31, 2013, reflecting increases in Securities sold under agreements to repurchase and Trading liabilities. NHI shareholders’ equity as of September 30, 2013, was ¥2,379.2 billion, an increase of ¥84.8 billion compared with ¥2,294.4 billion as of March 31, 2013, due to increases in Retained earnings and Accumulated other comprehensive income (loss).

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth total NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31, 2013		September 30, 2013
NHI shareholders’ equity	¥2,294.4		¥2,379.2
Total assets	37,942.4		41,868.4
Adjusted assets(1)	23,827.1		25,939.6
Leverage ratio(2)	16.5	x	17.6	x
Adjusted leverage ratio(3)	10.4	x	10.9	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and calculated as follows:

	Billions of yen
	March 31, 2013	September 30, 2013
Total assets	¥37,942.4	¥41,868.4
Less:
Securities purchased under agreements to resell	8,295.4	9,552.5
Securities borrowed	5,819.9	6,376.3

Adjusted assets	¥23,827.1	¥25,939.6

(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets increased by 10.3% reflecting primarily increases in Trading assets and Securities purchased under agreements to resell. NHI shareholders’ equity increased by 3.7%. Our leverage ratio went up from 16.5 times as of March 31, 2013 to 17.6 times as of September 30, 2013.

Adjusted assets increased due primarily to the increase in Trading assets. As a result, our adjusted leverage ratio went up from 10.4 times as of March 31, 2013 to 10.9 times as of September 30, 2013.

Capital Management

Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We review levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

Dividends

Nomura believes that pursuing a sustainable increase in shareholder value and paying dividends are essential to generating returns to our shareholders. Nomura will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as the Company’s consolidated financial performance.

Nomura paid dividend of ¥8.0 per share for the first half in line with its dividend policy for the fiscal year ended March 31, 2014.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2009	8.50	8.50	8.50	—	25.50
2010	—	4.00	—	4.00	8.00
2011	—	4.00	—	4.00	8.00
2012	—	4.00	—	2.00	6.00
2013	—	2.00	—	6.00	8.00
2014	—	8.00

Stock Repurchases

We consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

On April 26, 2013, we announced a resolution of the Board of Directors to establish a share buyback program in accordance with Article 459-1 of the Companies Act. The period of repurchase under the program was from May 8, 2013 to May 31, 2013, and we were authorized to purchase up to 40,000,000 shares of our common stock or to a maximum of ¥35,000,000,000. On May 10, 2013, we announced that the aggregate number of shares repurchased through this buyback program was 40,000,000 shares and the aggregate value of shares repurchased was ¥32,470,386,300.

Preferred Stock

Effective June 28, 2011, in order to respond to Basel III capital adequacy requirements, we have amended our Articles of Incorporation to enable issuance of each class of preferred stock with a provision for redemption upon the occurrence of certain events. We do not have plans to issue preferred stocks as of December 20, 2013. The amendment did not result in any change to the total number of shares authorized to be issued.

Consolidated Regulatory Requirements

The Financial Services Agency (“FSA”) established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned as a Final Designated Parent Company who must calculate the consolidated capital adequacy ratio according to the “Notice of the Establishment of Standards for Determining Whether the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc.” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”) in April 2011. Since then, we have been calculating our Basel II-based consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. Note that the Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III, and we have calculated Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher levels of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of September 30, 2013, our common equity Tier 1 capital ratio (common equity Tier 1 capital divided by risk-weighted assets) is 12.2%, Tier 1 capital ratio (Tier 1 capital divided by risk-weighted assets) is 12.2% and consolidated capital adequacy ratio (total capital divided by risk-weighted assets) is 14.3% and we were in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company (required level as of September 30, 2013 is 3.5% for common equity Tier 1 capital ratio, 4.5% for Tier 1 capital ratio and 8% for consolidated capital adequacy ratio).

The following table presents the Company’s consolidated capital adequacy ratio as of March 31, 2013 and September 30, 2013:

	Billions of yen, except ratios
	March 31, 2013	September 30, 2013
Common equity Tier 1 capital	¥2,092.9	¥2,186.8
Tier 1 capital	2,092.9	2,186.8
Total capital	2,452.1	2,566.6
Risk-Weighted Assets
Credit risk-weighted assets	9,529.1	9,830.8
Market risk equivalent assets	5,846.1	5,693.3
Operational risk equivalent assets	2,171.4	2,329.9

Total risk-weighted assets	¥17,546.7	¥17,854.1

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	11.9%	12.2%
Tier 1 capital ratio	11.9%	12.2%
Consolidated capital adequacy ratio	13.9%	14.3%

Common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital are calculated by deducting each regulatory adjustment from each capital item, respectively. Each capital item and regulatory adjustment is defined in the Capital Adequacy Notice on Final Designated Parent Company and these new definitions of capital will come into effect gradually by transitional measures.

As of September 30, 2013, capital items for our common equity Tier 1 capital mainly consists of shareholder’s equity relating to the common stock and all or part of subordinated debt which satisfies the requirements under Capital Adequacy Notice on Final Designated Parent Company (such as maturity) is included into capital items for Tier 2 capital. We have not issued any capital instruments which can be included into additional Tier 1 capital.

Regulatory adjustment for our common equity Tier 1 capital mainly consists of a part of intangible assets and 50% of expected losses and regulatory adjustment for our Tier 2 capital includes investments in additional Tier 1 capital instruments of other financial institutions and 50% of expected losses. Regulatory adjustment for our additional Tier 1 capital will be included into regulatory adjustment for common equity Tier 1 capital, as we don’t have any outstanding additional Tier 1 capital instruments.

Market risk equivalent assets are calculated by using The Internal Models Approach for market risk. From the end of December, 2011, we are required to calculate market risk equivalent assets under the Basel 2.5 rule, which is significantly larger than under the Basel II rule. Also, from the end of March 2013, a part of securitization products is added to the scope of market risk calculation.

At the end of March, 2011, we started calculating credit risk-weighted assets and operational risk equivalent assets by using the Foundation Internal Ratings-Based Approach and The Standardized Approach, respectively, with the approval of the FSA. Furthermore, from the end of December, 2012, upon approval from the FSA, we started using the Internal Model Method (“IMM”) for credit risk exposure calculation of majority of derivative and repurchase transactions instead of the Current Exposure Method or the Comprehensive Method. Since the end of March 2013, the scope of credit risk-weighted assets calculation has been widened following the implementation of Basel III.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of our report can compare our capital position against those of other financial groups to which Basel III is applied. Management receives and reviews these capital ratios on a regular basis.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are considered to be included into supervisory practices by FSA.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. The proposals include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for over-the-counter derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. These standards will be phased in gradually from 2013. In addition, after two rounds of public consultation and discussions with the Committee on Payment and Settlement Systems (“CPSS”) and the International Organization of Securities Commissions (“IOSCO”), the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which are intended to come into effect as of January 2013 as part of Basel III.

At the G-20 summit in November 2011, the Financial Stability Board (the “FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The FSB also announced the group of G-SIBs will be updated annually and published by the FSB each November. In November 2013, the FSB and the Basel Committee have updated the list of G-SIBs. We have not been designated as a G-SIB until now. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important banks (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs.

The FSA introduced rules and notices such as the Capital Adequacy Notice on Final Designated Parent Company on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011. It is expected that such regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, the IOSCO and the FSB.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt is rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a downgrade of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as over-the-counter (“OTC”) derivative transactions.

On October 3, 2013, Nomura attained long-term and short-term credit ratings from Fitch Ratings for the Company and Nomura Securities Co., Ltd. as follow:

Company	Long-term Debt	Short-term Debt
Nomura Holdings, Inc.	A-	F1
Nomura Securities Co., Ltd.	A-	F1

As of November 30, 2013, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Long-term Debt	Short-term Debt
Standard & Poor’s	BBB+	A-2
Moody’s Investors Service	Baa3	—
Fitch Ratings	A-	F1
Rating and Investment Information, Inc.	A+	a-1
Japan Credit Rating Agency, Ltd.	AA-	—

Nomura Securities Co., Ltd.	Long-term Debt	Short-term Debt
Standard & Poor’s	A-	A-2
Moody’s Investors Service	Baa2	P-2
Fitch Ratings	A-	F1
Rating and Investment Information, Inc.	A+	a-1
Japan Credit Rating Agency, Ltd.	AA-	—

Both Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s, Moody’s Investors and Fitch Ratings for unsecured funding and other financing purposes and also for our trading and other business activities.

There has been no change to the ratings in the above table since the date indicated.

Off-Balance Sheet Arrangements

Off-Balance Sheet Entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

        Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as a transferor of financial assets to these entities, as well as, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in Special Purpose Entities (“SPEs”) in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 6 “Securitizations and Variable Interest Entities” in our interim consolidated financial statements.

Contractual Obligations

        Since March 31, 2013, there have been no other material changes outside our ordinary course of business in connection with our standby letters of credit and other guarantees, long-term borrowings and contractual interest payments, operating lease commitments, capital lease commitments, purchase obligations, commitments to extend credit, commitments to invest in partnerships, commitments to purchase aircraft and commitments to purchase real estate.

For further details on our commitments, contingencies and guarantees, see Note 16 “Commitments, contingencies and guarantees” to our interim consolidated financial statements.

Risk Management

The business activities of the Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. We have established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and the Company’s corporate values.

Global Risk Management Structure

Governance

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” as the Company’s basic principle and set up a framework for the management of risk of loss based on this. In addition, they are continuously making efforts to improve, strengthen and build up our risk management capabilities under this framework. Besides this, the Group Integrated Risk Management Committee (“GIRMC”), upon delegation of the EMB, has established the Integrated Risk Management Policy, describing the overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Basic Principles of Risk Management

The Nomura Group defines risks as i.) potential erosion of the Nomura Group’s capital base due to unexpected losses from business operations, ii.) potential lack of access to funds due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions, or iii.) potential failure of revenues to cover expenses due to deterioration of earnings environment or deterioration of efficiency or effectiveness of business operations.

It is a fundamental principle that all Directors, Executive Managing Directors, Senior Managing Directors, Corporate Auditors and employees of the Nomura Group shall regard themselves as principals of risk management and appropriately manage risks arising in the course of day-to-day business operations. At the same time, the Nomura Group practices prudent risk management at an individual entity level within the group and also identifies, evaluates and appropriately manages risks within the business units, risk management and internal audit, respectively.

Fundamental Policy of Risk Management

Our fundamental policy concerning risk management is to control risks arising in the course of business operations to the confines of the Company’s risk appetite, which is clearly established based on risk tolerance in line with group-wide business strategy, business targets, management strength and capital base. We endeavor to embed this appetite into actual business operations.

Our risk appetite consists of quantitative and qualitative factors. Targets are set for quantitative factors such as capital adequacy, liquidity and profitability. Targets also set for qualitative factors such as Zero Tolerance Risk, which is the risk that Nomura shall tolerate to no extent whatsoever, and for Minimum Tolerance Risk, which is the risk that we may tolerate to a limited extent in consideration of profit potential, risk mitigation methods, monitoring capability and other factors, respectively.

We endeavor to measure risks using quantitative methods to the greatest extent possible and to continually improve our risk measurement methods. We use economic capital, for the risks measured by quantitative methods collectively and use this as the principal reference for assessment of capital adequacy, capital allocation and risk management. When evaluating risks by quantitative methods, we conduct stress testing as a complementary measure to analyze and evaluate the potential impact of each type of risk on our capital base.

Risk Management Organizations

The organizational structure and core bodies tasked with risk management in the Nomura Group are shown in the following chart.

(1)	Other includes other risks such as Country Risk, System Risk, Liquidity Risk and Business Risk. Prudent risk controls involve identifying, evaluating and appropriately managing risks in each business unit, risk management departments and internal audit departments within the Nomura Group. Any issues that could potentially cause a significant impact on the management of the Nomura Group will be reported to senior management and the GIRMC by the relevant risk management departments in charge of monitoring the relevant risk.

Executive Management Board

The EMB deliberates on and determines management strategy, allocation of management resources and important management matters of the Nomura Group by promoting the effective use of management resources and execution of business with the unified intent of contributing to the increase in shareholders’ value. Key responsibilities of the EMB are as follows:

•

Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as economic capital and unsecured funding to the business units and establishes usage limits which are monitored on a daily basis;

•

Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of the Nomura Group. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also discussed by the EMB; and

•	Reporting—The EMB reports to the Board of Directors on the status of discussions at the EMB on a quarterly basis.

Group Integrated Risk Management Committee

Upon delegation by the EMB, the GIRMC deliberates on and determines important matters concerning integrated risk management of the Nomura to ensure the sound and effective management of the business. The GIRMC is a core organization for group-wide risk management and establishes the risk appetite of the Nomura Group and the framework of integrated risk management in accordance with our risk appetite. The key responsibilities of the GIRMC are as follows:

•	Risk Appetite—The GIRMC establishes the risk appetite of the Nomura Group and provides a framework for integrated risk management in accordance with this risk appetite;

•

Oversight—The GIRMC supervises risk management in the Nomura Group by establishing and operating group wide risk control processes. These processes consist of identification of specific risks, evaluation and monitoring of these risks and implementation of appropriate risk management measures and reporting; and

•	Reporting—The GIRMC reports the status of key risk management issues to the Board of Directors and the EMB on a quarterly basis.

Chief Risk Officer

The Chief Risk Officer (“CRO”) is responsible for supervising the Risk Management Department and maintaining the effectiveness of the risk management framework independently from the business units within the Nomura Group. The CRO not only regularly reports on the status of the Nomura Group’s risk management to the GIRMC, but also reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer

The CFO has operational authority and responsibility over our liquidity management. Our liquidity risk management policy is based on risk appetite which the GIRMC formulates. Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

Risk Management Departments

Our Risk Management Departments are defined collectively as the Group Risk Management Department and departments or units in charge of risk management established independently from business units within the Nomura Group. The Risk Management Departments are responsible for establishing and operating risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive/Senior Managing Directors and the GIRMC and others and also reporting to regulatory bodies and handling regulatory applications concerning risk management methods and other items. Important risk management issues are closely communicated between members of the Risk Management Departments and the CRO. The CRO or Deputy CRO regularly attend the EMB and GIRMC meetings to report specific risk issues.

Classification and Definition of Risk

The Nomura Group classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Summary Description
Market Risk	Risk of losses arising from fluctuations in values of financial assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit Risk	Risk of losses arising from an obligor or counterparty’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (CVA) associated with deterioration in the credit worthiness of a counterparty.

Country Risk	Risk brought about by a country’s political, economic, legal, conventional, religious or other characteristics inherent to the country or risk of losses arising from changes in a country’s situation due to a change of regime, fall in predictability of governmental measures, economic downturn or social turmoil.

Operational Risk	Risk of losses arising from inadequate or failed internal processes, people and systems or from external events.

Liquidity Risk	Risk of losses arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Business Risk	Risk of failure of revenues to cover costs due to deterioration of the earnings environment or deterioration of the efficiency or effectiveness of business operations.

Market Risk

Market risk refers to the potential loss from fluctuations in the value of assets and liabilities due to fluctuations in market factors, e.g. interest rates, foreign exchange rates, equity prices, credit spreads, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of complementary tools to measure, model and aggregate market risk. Our principal statistical measurement tool to assess and monitor market risk on an ongoing basis is Value at Risk (“VaR”). Limits on VaR are set in line with the Nomura Group’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and sensitivity analysis to measure and analyze our market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

VaR Methodology Assumptions

Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR for the Nomura Group.

Nomura’s VaR methodology uses historical simulation to estimate potential profit or loss. Historical market moves are repeatedly applied to our current exposure, forming a distribution of simulated portfolio returns. From this distribution the required potential losses can be estimated at required confidence levels or probabilities.

Nomura uses the same VaR model for both internal risk management purposes and for regulatory reporting of our consolidated VaR to the Financial Services Agency of Japan. For internal risk management purposes, VaR is calculated across the Nomura Group at a 99% confidence level and using a 1-day time horizon. For regulatory reporting purposes, we use the same confidence level but a 10-day time horizon, calculated using actual 10-day historical market moves.

For internal information purposes, Nomura also calculates a “1% VaR” which represents the potential profits from the same distribution. Additionally, Nomura calculates other measures used to complement VaR under regulation known as “Basel 2.5”. One of these, Stressed-VaR (“SVAR”) is calibrated on a one-year window from a period of financial stress. All VaR and SVaR numbers are calculated within the same system using equivalent assumptions.

The VaR model uses a default historical time window of two years (520 business days). For risk management and backtesting (see below), Nomura uses a weighted VaR. For the calculation of VaR, the probability weight assigned to each P&L in the historical simulation scenarios depends on when it occurred. The older the observation, the lower the weight. An exponential weighting scheme is used with the attenuation coefficient set to 0.995. This choice of parameter implies a weighted average of the data set of 159 business days (just over 7 months).

The SVaR calculation uses one year of market data from a period of financial stress. The one-year window is calibrated to be the one with the largest SVaR, given our current portfolio. The historical data used for SVaR is not exponentially weighted.

Given a set of historical market moves, Nomura’s VaR model calculates revenues impacts for current portfolio using a combination of sensitivities (“greeks”) revaluation, full and partial revaluation. Material basis risks are captured either by using different time series (e.g., stock vs. ADR) or by using sensitivities and basis time series (e.g., Bond / Credit Default Swap (“CDS”) credit spread basis).

Nomura’s VaR model uses time series for each individual underlying, whenever available. Approximately 25,000 time series are currently maintained in the Nomura Group’s market database. Time series are generally available for all assets but where a complete time series (i.e., 520 business days) cannot be found for a specific underlying, the VaR model will follow a ‘proxy logic’ to map the exposure to an appropriate time series (for example, this would be the case for an option on a recently issued stock). The level of proxying taking place in the VaR model is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

Changes in VaR Models and Assumptions

Nomura is committed to continuous improvement of our risk modeling and to maintaining risk modeling that is in line with best practices in our industry.

We have documented policies in place approved by the GIRMC which define the process and validation procedures required in order to implement changes to our VaR and other risk models. The Global Risk Methodology Group (“GRMG”) within our Risk Management Division has primary responsibility for the ongoing refinement and improvement of our risk models and methodologies. All model changes are communicated by the GRMG to the Global Model Validation Group (“MVG”) and any significant changes are initially independently reviewed and validated by MVG before being implemented.

The nature of the processes required to be performed by GRMG to support a model change and the level of validation required by MVG depends on the significance of the model change. For certain significant changes, backtesting of the new model, parallel running of both models and stress-testing of the new model are required prior to implementation.

Under delegated authority from the Global Risk Management Committee (“GRMC”) that is delegation by GIRMC for the purpose of deliberating on or determining important matters concerning market, credit risk or reputational risk management of the Nomura Group and assuring the sound and effective management of the businesses, model changes are also formally approved by the Global Risk Analytics Committee (“GRAC”) if certain materiality thresholds defined by the Nomura Group are met. The GRAC is formed of senior risk managers within Nomura including the CRO and the CFO and has delegated authority from the GRMC to approve such changes.

Details of all significant model changes are reported to the GRMC on a quarterly basis or more frequently, if required.

We are required to formally report significant changes in our VaR and other models to the FSA. A significant change is defined internally as any change resulting in a change of more than 10% of Nomura’s consolidated group regulatory capital. Insignificant changes are also informally communicated to the FSA on a regular basis.

VaR Backtesting

The performance of Nomura’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare 1-day trading losses with the corresponding VaR estimate. With a 99% VaR measure, one expects 2-3 exceptions (i.e. loss is larger than VaR) a year. We backtest the VaR model at the Nomura Group level as well as at a number of lower levels, and the backtesting results are reviewed on a monthly basis by the Nomura’s risk management function.

1-day trading losses exceeded our 99% VaR estimate on one occasion at the Nomura Group level for the six month ending September 30, 2013.

Limitations and Advantages of VaR

The main advantage of VaR as a risk measure is that it is able to aggregate risk from different asset classes (in contrast with other risk measures sensitivities that cannot be easily aggregated directly). The risk from different divisions of the Group can therefore easily be compared and aggregated using VaR.

As a risk measure, however, VaR has well documented limitations. One of the main disadvantages with VaR is that it is a backward looking risk measure. Using historical market moves to infer future P&L for a firm, means that we assume that only events that have actually happened are relevant to analyse the risk of a portfolio.

Moreover, VaR only gives an estimate of the loss at a stated (99th) percentile (i.e. in one out of 100 days the loss will be greater than 1-day VaR), but not what magnitude of loss that can take place whenever the loss does exceed VaR.

VaR as a risk measure is most appropriate for liquid markets and may understate the financial impact of severe events for which there is no historical precedent on where market liquidity may not be reliable. In particular, historical correlations can break down in extreme markets leading to unexpected relative market moves. This may make positions that off-set each other in VaR modeling move in the same direction thus increase losses.

We are aware of the limitations of the Nomura Group’s VaR model and use VaR only as one component of a diverse risk management process. Other metrics to supplement VaR include stress testing and sensitivity analysis.

The following tables show our VaR as of each of the dates indicated for substantially all of our trading positions:

	Billions of yen
	Mar. 29, 2013	Apr. 30, 2013	May 31, 2013	Jun. 28, 2013	Jul. 31, 2013	Aug. 30, 2013	Sep. 30, 2013
Equity	¥1.26	¥2.07	¥2.73	¥2.58	¥1.46	¥2.01	¥1.89
Interest Rate	5.00	5.09	4.82	5.38	5.69	5.79	5.05
Foreign Exchange	1.87	1.98	3.11	1.91	1.85	1.42	1.75

Subtotal	8.14	9.14	10.66	9.87	9.00	9.22	8.69
Less:
Diversification Benefit	(3.05)	(2.77)	(2.92)	(3.23)	(2.23)	(3.10)	(3.23)

VaR	¥5.09	¥6.37	¥7.74	¥6.64	¥6.77	¥6.12	¥5.46

VaR
(maximum)	¥9.30 :	September 9, 2013
(average)	6.43 :	Average for the period from April 1, 2013 to September 30, 2013
(minimum)	4.45 :	August 19, 2013

	Billions of yen
	Mar. 30, 2012	Apr. 30, 2012	May 31, 2012	Jun. 29, 2012	Jul. 31, 2012	Aug. 31, 2012	Sep. 28, 2012	Oct. 31, 2012	Nov. 30, 2012	Dec. 31, 2012	Jan. 31, 2013	Feb. 28, 2013	Mar. 29, 2013
Equity	¥1.37	¥1.31	¥1.06	¥1.20	¥1.06	¥5.12	¥0.99	¥1.07	¥1.46	¥2.43	¥1.80	¥1.63	¥1.26
Interest Rate	6.53	4.45	5.38	5.70	5.64	5.97	6.59	6.11	6.97	6.41	6.26	5.28	5.00
Foreign Exchange	2.52	2.84	2.40	1.70	1.85	2.05	1.88	2.34	3.40	2.14	1.69	1.96	1.87

Subtotal	10.42	8.59	8.84	8.60	8.54	13.14	9.45	9.51	11.82	10.98	9.75	8.86	8.14
Less:
Diversification Benefit	(3.20)	(3.10)	(3.66)	(3.20)	(3.16)	(7.64)	(2.30)	(2.81)	(4.85)	(3.81)	(3.44)	(2.84)	(3.05)

VaR	¥7.22	¥5.49	¥5.18	¥5.40	¥5.38	¥5.50	¥7.15	¥6.70	¥6.97	¥7.16	¥6.31	¥6.03	¥5.09

VaR
(maximum)	¥8.66 :	October 17, 2012
(average)	6.11 :	Average for the period from April 1, 2012 to March 31, 2013
(minimum)	4.33 :	May 4, 2012

Overall VaR has slightly increased since March 29, 2013. VaR relating to equity risk increased from ¥1.26 billion at the end of March 2013 to ¥1.89 billion at the end of September 2013. VaR relating to foreign exchange risk slightly decreased from ¥1.87 billion at the end of March 2013 to ¥1.75 billion at the end of September 2013. VaR relating to interest rate risk has remained relatively stable at ¥5.05 billion at the end of September 2013, compared with ¥5.00 billion at the end of March 2013.

In the preceding year, VaR relating to interest rate risk decreased from ¥6.53 billion at the end of March 2012 to ¥5.00 billion at the end of March 2013 due to lower outright interest rate risk being taken within the Nomura Group. VaR relating to foreign exchange risk decreased from ¥2.52 billion at the end of March 2012 to ¥1.87 billion at the end of March 2013 mainly due to lower levels of FX risk being taken. VaR relating to equity risk decreased slightly from ¥1.37 billion at the end of March 2012 to ¥1.26 billion at the end of March 2013.

Other Controls

In some business units or portfolios we use additional controls to control or limit risk taking activity. This may include the requirement for business units to fulfill additional conditions and/or seek additional approvals from senior management committees before the execution of certain types of transactions.

Stress Testing

The Nomura Group conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks, including non-linear behaviors. Stress testing for market risk is conducted daily and weekly, using various scenarios based upon features of trading strategies. We conduct stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact on the whole Group of market fluctuations.

Model Reviews

Models are used within the Nomura Group for valuation and risk management of trading positions, financial reporting, and regulatory and internal capital calculations. The Global Model Validation Group (“MVG”) validates the appropriateness and consistency of these models, functioning independently to those who design and build models. As part of this process, the MVG analyzes a number of factors to assess a model’s suitability and to quantify model risk through model reserves and capital adjustments.

Non-Trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our equity investments held for operating purposes. Our simulation indicates that for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥15,327 million at the end of March 2013 and ¥20,233 million at the end of September 2013. The TOPIX closed at 1,034.71 points at the end of March 2013 and at 1,194.10 points at the end of September 2013. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The Nomura Group defines credit risk as the risk of losses arising from an obligor or counterparty’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through a credit valuation adjustment (CVA) associated with deterioration in the credit worthiness of a counterparty.

For controlling credit risk appropriately, the Nomura Group has set out basic principles in its Credit Risk Management Policy, a policy that balances the various needs of our clients whilst ensuring Nomura is taking appropriate risks and receiving sufficient returns in line with our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

The Nomura Group has been applying the Foundation Internal Rating Based Approach in calculating Credit Risk Weighted Asset for regulatory capital calculation since the end of March 2011. However, the Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Credit Risk Management Framework

Under the credit risk management framework, the GIRMC, upon delegation by the EMB, deliberates on and determines important matters concerning integrated risk management of the Nomura Group and accordingly has established important principles concerning credit risk management as described in the Credit Risk Management Policy and other documents. Also, GRMC deliberates on and determines important matters concerning credit risk management of the Nomura Group based on strategic risk allocation and risk appetite of the Nomura Group as determined by the GIRMC. Subject matters for the GRMC include discussion of significant transactions that require consideration for its risk management framework.

The Nomura Group has established an organizational structure with an appropriate system of check-and-balances under the CRO. The Credit Planning Unit is responsible for planning or implementation of amending, revising or abolishing Internal Rating Systems, including development, oversight and continuous revising of the Internal Rating Model.

The Credit Department, which is independent from the business units, conducts credit analysis, internal rating assignment, monitoring of credit risk profiles including credit concentration risk and others. Also, the Credit Risk Control Unit (“CRCU”), also independent from the business units and Credit Department, is responsible for monitoring operations, validation and others items for the Internal Rating System. Additionally, the Internal Audit Department audits the adequacy of credit risk management independently from these departments.

Method of Credit Risk Management

Internal Rating System

The Nomura Group has established an Internal Rating System to be a unified, exhaustive and objective framework to evaluate credit risk with reasonable manner. Internal Ratings consist of Obligor Ratings, which represent an assessment of an Obligor’s creditworthiness, Facility Ratings, which represent an assessment of potential unrecoverable loss for a facility in default and Specialised Lending (“SL”) Rating, which represents the assessment of probability of default of a given SL Transactions. Internal Ratings are classified into 20 grades, which consist of 17 non-default grades and 3 default grades based on creditworthiness.

Obligor Ratings are assigned in principle to obligors which fall into the scope of the credit risk-weighted assets calculation. In order to appropriately reflect the creditworthiness of obligors, Obligor Ratings are not only reviewed periodically at least once a year, but also are reviewed as soon as any significant change in the creditworthiness of the Obligor is identified. The Credit Department, which is functionally independent from the business units, is responsible for assigning Internal Ratings in order to ensure the sound process of rating assignment.

SL Ratings are assigned to each SL transaction and mapped to Slotting Criteria. Frequency and process of SL ratings reviews are conducted in almost the same manner with Obligor Ratings.

The CRCU, functionally independent from business units and the Credit Department, is responsible for validating the appropriateness of the Internal Rating System at least once a year. In addition, the Internal Audit, independent from all the divisions and business units mentioned above, is responsible for auditing the appropriateness of the overall Internal Rating System, as part of their review of credit risk management.

Management of Individual Credit Exposures

The Nomura Group’s main type of credit risk assets are credit exposure arising in derivatives transactions or securities financing transactions (“derivatives” in this section) with counterparties.

Credit exposures against counterparties are managed by means of setting Credit Limits based upon credit analysis of individual obligors. For ongoing risk monitoring, Credit Limits are managed through the daily calculation of potential credit exposures up to maturity, as well as monitoring the actual creditworthiness of obligors with adequate frequency, based upon which Obligor Ratings and Credit Limits are updated.

The exposure calculation model used for counterparty credit risk management, i.e., credit limit monitoring, has also been used for the IMM based exposure calculation for regulatory capital reporting purposes since the end of December 2012.

Credit Risk Mitigation Techniques

Nomura enters into International Swap and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called “Master Netting Agreements”) with many of its derivatives counterparties. Master Netting Agreements provide protection to reduce losses potentially incurred by a counterparty default.

In addition, to reduce losses potentially incurred by a counterparty default, Nomura requires collateral to mitigate exposure, principally cash or highly liquid bonds, including U.S. and Japanese government securities, when necessary.

Scope of Credit Risk Management

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management

We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

We evaluate credit risk by “obligor groups” (i.e., by counterparty groups) when significant legal or economic relationships exist between counterparties which mitigate or increase our credit risk when compared to these individual counterparties if considered separately. Such relationships may exist through one counterparty owning a controlling financial interest in another, significant financing relationships existing between or among counterparties or if there are other indicators of significant financial interdependence between counterparties.

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to the CRO and other Senior Managing Director(s) in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement

Credit risk is quantitatively-measured by a globally unified methodology. Credit risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to Counterparties in Derivatives Transactions

We measure our credit risk to counterparties in derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit limits are controlled through the risk management departments.

As we mentioned previously, we enter into Master Netting Agreements with many of our derivative counterparties. Master Netting Agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty and provide a more meaningful presentation of our balance sheet credit exposure. In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives as of March 31, 2013 are summarized in the table below, showing as the fair value by counterparty credit rating and by remaining contract. The credit ratings are internally determined by our Credit Department.

	Billions of yen
	Years to Maturity					Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
AAA	¥15	¥20	¥31	¥15	¥78	¥(102)	¥57	¥18	¥39
AA	137	193	230	153	364	(948)	129	44	85
A	423	574	488	375	1,446	(2,661)	645	108	537
BBB	89	105	127	78	315	(522)	192	113	79
BB and lower	69	54	63	25	431	(451)	191	274	(83)
Other(2)	63	69	110	214	220	(442)	234	20	214

Sub-total	796	1,015	1,049	860	2,854	(5,126)	1,448	577	871
Listed	447	224	12	2	—	(242)	443	6	437

Total	¥1,243	¥1,239	¥1,061	¥862	¥2,854	¥(5,368)	¥1,891	¥583	¥1,308

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 “Balance Sheet—Offsetting” is also included.
(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.

Exposure to certain European peripheral countries

A number of European countries have experienced a higher degree of financial stress over the last few years. While these stresses have the potential to impact both European and global markets, their impact is more pronounced in Greece, Ireland, Italy, Portugal and Spain. Exposure to these markets may vary over time due to market volatility and the continued facilitation of client business. We continue to monitor the situation and manage our risk profile accordingly.

The table below presents information regarding this exposure as at September 30, 2013 as measured in accordance with our internal risk management policies. Country risk exposure under these policies is reported based on the location of the counterparty, issuer or underlier’s assets.

	Billions of yen
	September 30, 2013
	Net inventory exposures			Net counterparty exposures				Unfunded exposure(7)		Less: Hedges(8)	Total net exposure
	Debt securities(1)	Equity securities(2)	Equity and credit derivatives referencing GIIPS underlyings(3)	Loans(4)	Derivative contracts with GIIPS counterparties(5)	Securities financing transactions(6)	Total gross funded exposure		Total gross exposure
Greece	¥(1)	¥1	¥(1)	¥—	¥8	¥0	¥7	¥—	¥7	¥2	¥5
Sovereign	(1)	—	—	—	7	—	6	—	6	2	4
Non-sovereign(9)	0	1	(1)	—	1	0	2	—	2	0	2

Ireland	14	0	(8)	—	1	0	7	3	10	0	10
Sovereign	6	—	(6)	—	0	—	1	—	1	0	0
Non-sovereign(9)	8	0	(3)	—	0	0	6	3	10	0	10

Italy	(26)	(6)	25	—	62	1	56	—	56	54	3
Sovereign	(46)	—	7	—	28	—	(11)	—	(11)	52	(63)
Non-sovereign(9)	21	(6)	18	—	34	1	67	—	67	2	66

Portugal	1	4	(6)	—	0	0	(0)	—	(0)	2	(2)
Sovereign	2	—	(4)	—	—	—	(2)	—	(2)	1	(3)
Non-sovereign(9)	(0)	4	(2)	—	0	0	2	—	2	1	1

Spain	128	8	(91)	3	16	6	70	2	72	8	63
Sovereign	103	—	(60)	—	7	—	49	—	49	6	43
Non-sovereign(9)	25	8	(30)	3	9	6	21	2	22	2	20

Total	¥117	¥7	¥(80)	¥3	¥87	¥8	¥141	¥5	¥145	¥66	¥79
Sovereign	63	—	(63)	—	42	—	43	—	43	61	(19)
Non-sovereign(9)	54	7	(18)	3	45	8	98	5	103	5	98

(1)	Fair value amounts of long and short debt securities by GIIPS issuers and also includes GIIPS collateral with a fair value of ¥ nil billion used in open repo-to-maturity transactions.
(2)	Fair value amounts of long and short equity securities by GIIPS issuers.
(3)	Net derivatives entered into for market-making and trading purposes which reference GIIPS underlyings and includes both single-name credit default swaps (“CDS”) and other credit derivatives referencing baskets of reference assets, indices or other multiple underlyings. Amounts disclosed are calculated based on notional amounts of the derivatives assuming zero recovery as adjusted for fair value movements.

Where derivative contracts cover multiple underlyings, including one or more GIIPS countries or both sovereign and non-sovereign underlyings in these countries, the relevant derivatives are disaggregated into their constituent single names for reporting in the table. Exposure for each single name is calculated as the change in mark to market of the product, based on an internally developed model, given the instantaneous default of the relevant reference credit and assuming zero recovery. No specific assumptions are made regarding the order of defaults or collateral coverage. This methodology results in an accurate measure of exposure for each relevant single name but has certain limitations when amounts are aggregated across numerous reference credits for tranched products. For junior tranches, this approach may result in disclosure of aggregate exposure amounts in excess of the maximum possible impact to Nomura under the relevant derivative contract. Conversely, for more senior tranches, our actual exposure may be higher than the aggregate amounts disclosed in the table in the event of a large number of simultaneous defaults.

(4)	Fair value amounts of loans to GIIPS counterparties.
(5)	Derivatives with GIIPS counterparties which are shown net by counterparty and after deduction of cash collateral received of ¥309.9 billion.
(6)	Fair value amounts of repurchase agreements and securities borrowing and lending transactions which are shown net by counterparty and after deduction of securities collateral and cash margin received of ¥664.6 billion.
(7)	Notional amount of unfunded loan commitments with GIIPS borrowers. These commitments are generally extended either for relationship purposes or as part of our leverage and acquisition finance activities and will expire by June 1, 2016. The borrowers are typically not permitted to draw down on the facilities if a default event such as insolvency or failure to pay occurs or if material misrepresentations have been made to Nomura.
(8)	Hedges consist primarily of single-name CDS contracts where Nomura has purchased net protection against GIIPS net counterparty credit exposures. Amounts disclosed are calculated based on notional amounts of the contracts assuming zero recovery as adjusted for fair value movements. The counterparties to these transactions are non-GIIPS counterparties which are rated as investment grade using Nomura’s internal credit rating methodology. Nomura will attempt to match the reference assets and maturity of the CDS hedges to the underlying exposure against which they are hedging. In certain situations, however, hedges of equivalent duration may not be available in the market and therefore a maturity mismatch may exist. These mismatches are actively monitored and managed by Nomura.
(9)	Non-sovereign counterparties are primarily financial institutions located in these countries.

Amounts reported in net inventory exposures and hedges include single-name CDS contracts where Nomura has either purchased or sold credit protection on a single name GIIPS underlying. The following table presents the gross notional value and fair value of these contracts by relevant GIIPS country and by type of underlying.

	Billions of yen
	September 30, 2013
	Purchased protection		Sold protection
	Notional value	Fair value	Notional value	Fair value
Greece
Sovereign	¥—	¥—	¥—	¥—
Non-sovereign	77	(1)	79	1

	77	(1)	79	1

Ireland
Sovereign	202	—	202	—
Non-sovereign	96	(8)	94	9

	298	(8)	296	9

Italy
Sovereign	2,059	163	2,085	(155)
Non-sovereign	616	3	667	(3)

	2,675	166	2,752	(158)

Portugal
Sovereign	199	19	195	(19)
Non-sovereign	242	1	248	1

	441	20	443	(18)

Spain
Sovereign	818	28	1,020	(37)
Non-sovereign	512	(10)	505	11

	1,330	18	1,525	(26)

Total
Sovereign	3,278	210	3,502	(212)
Non-sovereign	1,543	(16)	1,593	19

	¥4,821	¥194	¥5,095	¥(193)

These notional and fair value amounts are not representative of Nomura’s overall exposure as they exclude the impact of master netting agreements and collateralization arrangements in place with the counterparties to these transactions. See Note 3 “Derivative instruments and hedging activities” in our consolidated financial statements included in this annual report for more information around the nature of Nomura’s credit derivative activities, including the nature of payout or trigger events under these contracts.

In addition to the above direct exposures to these countries, Nomura also has indirect exposures to these countries as follows:

•

We have exposure to other European sovereign and non-sovereign counterparties such as entities in France, Germany and the UK who themselves may have significant exposures to these countries. We consider this indirect exposure to GIIPS as part of our usual credit risk management monitoring procedures for these exposures;

•

We have exposure to redenomination risk if the Euro is no longer used as the currency unit in one or more GIIPS or other Eurozone countries. Redenomination risk arises when obligations of that country are redenominated from Euro into a local currency, the local currency devalues against the Euro and other major global currencies which impacts upon other securities, contracts we have and the wider markets. Nomura monitors and manages redenomination risk through scenario analyses which quantify the potential impact on our GIIPS exposures; and

•

We have additional exposure to replacement risk arising from financial instruments entered into with GIIPS counterparties. Replacement risk arises if a GIIPS counterparty defaults and we are required to replace the transaction at additional cost to Nomura. Such replacement costs may arise if exposures to hedge are large or on illiquid financial instruments. We manage and mitigate replacement risk relating to GIIPS counterparties by monitoring exposures on selected counterparties that we believe represent the greatest risk, identifying any significant concentration of risks in order to reduce exposures when possible and being prepared to put in place a pre-emptive plan of action if such an event occurs.

Operational Risk Management

Overview of Operational Risk Management

In our Operational Risk Management Policy, we define operational risk as the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), but includes the risk of breach of legal and regulatory requirements, and the risk of damage to our reputation if caused by an operational risk.

Operational Risk Principles

The Nomura Group adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business units, infrastructure functions, and primary control functions which own and primarily manage risk in the organization

2)	2nd Line of Defence: The Operational Risk Management (“ORM”) function, which defines and co-ordinates the operational risk strategy and framework and provides challenge to the 1st Line of Defence

3)	3rd Line of Defence: Internal and External Audit, who provide independent assurance

The Governing body: The GIRMC, with delegated authority from the Board of Directors, provides formal oversight.

This ensures appropriate oversight and independent review and challenge of operational risk management throughout the Company.

Operational Risk Management Framework

We have established an Operational Risk Management Framework in order to allow business units and ORM to identify, assess, manage, monitor and report on Operational Risk. Operational Risk Appetite is defined through a mixture of qualitative appetite statements and quantitative measures utilizing key components of the Operational Risk Management Framework.

This framework is set out below:

Infrastructure of the framework

•	Policy framework: Sets minimum standards for managing operational risk and details how to monitor adherence to these standards

•	Training and awareness: Action taken by ORM to improve business understanding of ORM

Products and Services

•

Risk and Control Self Assessment (“RCSA”): The process used by business units to identify and assess the operational risks to which they are exposed, the controls in place to mitigate risks, and action plans to further reduce risk.

•	Scenario Analysis: Process to identify and assess high impact, low probability ‘tail events’

•

Event Reporting: Process to obtain information on and learn from actual events impacting on the Company and relevant external events. A key step is to identify appropriate action plans to prevent or mitigate future occurrence of events.

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks and trigger appropriate responses as thresholds are breached.

Outputs

•

Analysis and reporting: A key aspect of ORM’s role is to analyze, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.

•	Operational risk capital calculation: Calculate operational risk capital under Basel II provisions and allocate to business units to improve the efficiency on profit versus risks

Operational Risk Classification

The Nomura Group uses the standard Basel II event type as operational risk classifications (namely, Internal Fraud, External Fraud, Employee Practices and Workplace Safety, Clients, Products & Business Practices, Damage to Physical Assets, Business Disruption and System Failures and Execution, Delivery & Process Management).

Basel II regulatory capital calculation for operational risk

The Nomura Group uses The Standardized Approach (TSA) for calculating regulatory capital for operational risk. This involves using a three-year average of gross income, allocated to business lines and multiplied by a fixed percentage determined by the Japanese FSA, to establish the amount of required operational risk capital.

The Nomura Group uses consolidated net revenue as gross income, however for a part of the consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each given segment from management accounting data to each business line in accordance with the categories:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

Calculation Process of Basel II regulatory capital calculation for operational risk

•

The Nomura Group then calculates capital for every business line by multiplying respectively allocated annual gross income by the corresponding factors set out above. Any unallocable gross income is multiplied by a fixed percentage of 18%.

•

Total operational risk capital is calculated as the three-year average of the simple summation of the amounts across each of the business lines and the unallocable value in each year. However, where the aggregated amount within a given year is negative, then the input to the numerator for that year shall be zero.

In any given year, negative numbers in any business line shall offset positive numbers in other business lines. However, negative numbers in unallocable value shall not offset positive numbers in other business lines and shall be treated as zero.

•	Operational risk capital is calculated twice a year; reference dates for the calculation are the end of March and the end of September.

Interim Consolidated Financial Statements (UNAUDITED)

Page

Consolidated Balance Sheets as of March 31, 2013 and September 30, 2013	F-2

Consolidated Statements of Income for the Six Months Ended September 30, 2012 and 2013 and Three Months Ended September 30, 2012 and 2013	F-5

Consolidated Statements of Comprehensive Income for the Six Months Ended September 30, 2012 and 2013 and Three Months Ended September 30, 2012 and 2013	F-7

Consolidated Statements of Changes in Equity for the Six Months Ended September 30, 2012 and 2013	F-8

Consolidated Statements of Cash Flows for the Six Months Ended September 30, 2012 and 2013	F-9

Notes to the Interim Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm	F-86

Interim Consolidated Financial Statements

Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2013	September 30, 2013
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥805,087	¥1,298,043
Time deposits	577,921	468,495
Deposits with stock exchanges and other segregated cash	269,744	384,480

Total cash and cash deposits	1,652,752	2,151,018

Loans and receivables:
Loans receivable (including ¥524,049 million and ¥261,354 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	1,575,494	1,303,655
Receivables from customers	63,792	52,097
Receivables from other than customers	992,847	1,506,426
Allowance for doubtful accounts	(2,258)	(3,205)

Total loans and receivables	2,629,875	2,858,973

Collateralized agreements:
Securities purchased under agreements to resell (including ¥997,788 million and ¥1,217,687 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	8,295,372	9,552,516
Securities borrowed	5,819,885	6,376,335

Total collateralized agreements	14,115,257	15,928,851

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥7,707,813 million and ¥8,226,677 million as of March 31, 2013 and September 30, 2013, respectively; including ¥19,970 million and ¥9,152 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	17,037,191	18,332,966
Private equity investments (including ¥44,134 million and ¥43,913 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	87,158	84,169

Total trading assets and private equity investments	17,124,349	18,417,135

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥373,140 million as of September 30, 2013)	428,241	421,042
Non-trading debt securities	920,611	1,003,495
Investments in equity securities	123,490	135,736
Investments in and advances to affiliated companies	345,705	360,348
Other (including ¥1,632 million and ¥1,549 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	602,159	591,815

Total other assets	2,420,206	2,512,436

Total assets	¥37,942,439	¥41,868,413

Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2013	September 30, 2013
LIABILITIES AND EQUITY
Short-term borrowings (including ¥77,036 million and ¥56,394 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	¥738,445	¥800,966
Payables and deposits:
Payables to customers	476,705	579,148
Payables to other than customers	864,962	1,154,251
Deposits received at banks	1,072,134	1,106,042

Total payables and deposits	2,413,801	2,839,441

Collateralized financing:
Securities sold under agreements to repurchase (including ¥264,767 million and ¥810,255 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	12,444,317	14,074,602
Securities loaned	2,158,559	2,431,554
Other secured borrowings	806,507	818,239

Total collateralized financing	15,409,383	17,324,395

Trading liabilities	8,491,296	9,870,444
Other liabilities (including ¥2,360 million and ¥1,815 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	978,163	984,102
Long-term borrowings (including ¥1,664,536 million and ¥1,707,660 million measured at fair value by applying the fair value option as of March 31, 2013 and September 30, 2013, respectively)	7,592,368	7,637,759

Total liabilities	35,623,456	39,457,107

Commitments and contingencies (Note 16)
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share;
Authorized—6,000,000,000 shares as of March 31, 2013 and September 30, 2013
Issued—3,822,562,601 shares as of March 31, 2013 and September 30, 2013
Outstanding—3,710,960,252 shares as of March 31, 2013 and 3,706,484,721 shares as of September 30, 2013	594,493	594,493
Additional paid-in capital	691,264	682,048
Retained earnings	1,136,523	1,210,878
Accumulated other comprehensive income (loss)	(57,395)	(28,579)

Total NHI shareholders’ equity before treasury stock	2,364,885	2,458,840
Common stock held in treasury, at cost—111,602,349 shares as of March 31, 2013 and 116,077,880 shares as of September 30, 2013	(70,514)	(79,651)

Total NHI shareholders’ equity	2,294,371	2,379,189

Noncontrolling interests	24,612	32,117
Total equity	2,318,983	2,411,306

Total liabilities and equity	¥37,942,439	¥41,868,413

Consolidated Balance Sheets—(Continued) (UNAUDITED)

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31, 2013	September 30, 2013
Cash and cash deposits	¥13	¥35
Trading assets and private equity investments	695	570
Other assets	93	80

Total assets	¥801	¥685

Trading liabilities	¥21	¥19
Other liabilities	11	16
Borrowings	458	381

Total liabilities	¥490	¥416

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2012	2013
Revenue:
Commissions	¥149,646	¥263,247
Fees from investment banking	27,514	48,378
Asset management and portfolio service fees	67,224	83,083
Net gain on trading	173,328	238,590
Gain (loss) on private equity investments	(5,088)	753
Interest and dividends	196,303	213,416
Gain on investments in equity securities	5,909	12,889
Other	285,983	73,294

Total revenue	900,819	933,650
Interest expense	129,886	145,938

Net revenue	770,933	787,712

Non-interest expenses:
Compensation and benefits	258,269	298,596
Commissions and floor brokerage	43,882	55,180
Information processing and communications	87,669	94,473
Occupancy and related depreciation	46,250	40,614
Business development expenses	22,502	17,332
Other	257,278	95,364

Total non-interest expenses	715,850	601,559

Income before income taxes	55,083	186,153
Income tax expense	43,646	81,505

Net income	¥11,437	¥104,648
Less: Net income attributable to noncontrolling interests	6,737	641

Net income attributable to NHI shareholders	¥4,700	¥104,007

	Yen
	Six months ended September 30
	2012	2013
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥1.28	¥28.07
Diluted—
Net income attributable to NHI shareholders per share	¥1.25	¥27.20

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Income—(Continued) (UNAUDITED)

	Millions of yen
	Three months ended September 30
	2012	2013
Revenue:
Commissions	¥72,279	¥105,613
Fees from investment banking	17,131	22,984
Asset management and portfolio service fees	33,411	40,702
Net gain on trading	88,929	110,181
Gain on private equity investments	299	703
Interest and dividends	92,834	98,091
Gain on investments in equity securities	12,970	5,037
Other	143,373	45,069

Total revenue	461,226	428,380
Interest expense	59,547	71,989

Net revenue	401,679	356,391

Non-interest expenses:
Compensation and benefits	133,696	135,391
Commissions and floor brokerage	21,904	26,134
Information processing and communications	45,145	46,240
Occupancy and related depreciation	22,140	20,830
Business development expenses	11,173	9,473
Other	132,204	45,389

Total non-interest expenses	366,262	283,457

Income before income taxes	35,417	72,934
Income tax expense	30,056	34,549

Net income	¥5,361	¥38,385
Less: Net income attributable to noncontrolling interests	2,552	272

Net income attributable to NHI shareholders	¥2,809	¥38,113

	Yen
	Three months ended September 30
	2012	2013
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥0.76	¥10.29
Diluted—
Net income attributable to NHI shareholders per share	¥0.74	¥9.99

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2012	2013
Net income	¥11,437	¥104,648
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(21,343)	27,431
Defined benefit pension plans:
Pension liability adjustment	4,062	2,005
Deferred income taxes	(1,123)	(703)

Total	2,939	1,302
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,032)	1,469
Deferred income taxes	(17)	(645)

Total	(1,049)	824

Total other comprehensive income (loss)	(19,453)	29,557

Comprehensive income (loss)	¥(8,016)	¥134,205
Less: Comprehensive income attributable to noncontrolling interests	5,997	1,382

Comprehensive income (loss) attributable to NHI shareholders	¥(14,013)	¥132,823

	Millions of yen
	Three months ended September 30
	2012	2013
Net income	¥5,361	¥38,385
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(3,975)	(5,542)
Defined benefit pension plans:
Pension liability adjustment	328	449
Deferred income taxes	(99)	(171)

Total	229	278
Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(642)	4,471
Deferred income taxes	731	(1,286)

Total	89	3,185

Total other comprehensive income (loss)	(3,657)	(2,079)

Comprehensive income	¥1,704	¥36,306
Less: Comprehensive income attributable to noncontrolling interests	2,411	962

Comprehensive income (loss) attributable to NHI shareholders	¥(707)	¥35,344

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2012	2013
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain (loss) on sales of treasury stock	(838)	(5,439)
Issuance and exercise of common stock options	(7,798)	(3,777)

Balance at end of period	690,135	682,048

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	4,700	104,007
Cash dividends(1)	(7,390)	(29,652)

Balance at end of period	1,056,255	1,210,878

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the period	(20,983)	26,902

Balance at end of period	(131,635)	(11,973)

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	3,062	1,302

Balance at end of period	(32,070)	(27,216)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain (loss) on non-trading securities	(792)	612

Balance at end of period	(157)	10,610

Balance at end of period	(163,862)	(28,579)

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(2)	(32,482)
Sales of common stock	0	0
Common stock issued to employees	19,612	22,662
Other net change in treasury stock	(205)	683

Balance at end of period	(80,414)	(79,651)

Total NHI shareholders’ equity

Balance at end of period	2,096,607	2,379,189

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Cash dividends	(1,420)	(19)
Net income attributable to noncontrolling interests	6,737	641
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(740)	741
Other net change in noncontrolling interests	4,367	6,142

Balance at end of period	290,840	32,117

Total equity
Balance at end of period	¥2,387,447	¥2,411,306

(1) Dividends per share	Six months ended September 30, 2012	¥2.00	Three months ended September 30, 2012	¥2.00
	Six months ended September 30, 2013	¥8.00	Three months ended September 30, 2013	¥8.00

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2012	2013
Cash flows from operating activities:
Net income	¥11,437	¥104,648
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,299	39,853
Gain on investments in equity securities	(5,909)	(12,889)
Deferred income taxes	30,051	9,523
Changes in operating assets and liabilities:
Time deposits	210,245	141,920
Deposits with stock exchanges and other segregated cash	28,709	(106,007)
Trading assets and private equity investments	(1,057,923)	(803,466)
Trading liabilities	(364,942)	1,131,663
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,002,587	224,006
Securities borrowed, net of securities loaned	1,258,126	(232,396)
Other secured borrowings	(79,901)	11,732
Loans and receivables, net of allowance for doubtful accounts	(756,782)	(161,064)
Payables	(289,513)	347,701
Bonus accrual	(44,099)	(37,128)
Accrued income taxes, net	(4,534)	(16,873)
Other, net	144,393	(236,432)

Net cash provided by operating activities	127,244	404,791

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(101,610)	(114,549)
Proceeds from sales of office buildings, land, equipment and facilities	48,022	94,214
Payments for purchases of investments in equity securities	(219)	(100)
Proceeds from sales of investments in equity securities	1,256	2,304
Decrease in loans receivable at banks, net	33,579	3,918
Decrease (increase) in non-trading debt securities, net	49,448	(88,042)
Other, net	744	4,146

Net cash provided by (used in) investing activities	31,220	(98,109)

Cash flows from financing activities:
Increase in long-term borrowings	913,345	1,112,884
Decrease in long-term borrowings	(1,141,106)	(947,062)
Increase (decrease) in short-term borrowings, net	(310,354)	59,590
Increase (decrease) in deposits received at banks, net	50,632	(1,891)
Proceeds from sales of common stock held in treasury	32	280
Payments for repurchases of common stock held in treasury	(2)	(32,482)
Payments for cash dividends	(7,334)	(22,285)

Net cash provided by (used in) financing activities	(494,787)	169,034

Effect of exchange rate changes on cash and cash equivalents	(17,485)	17,240

Net increase (decrease) in cash and cash equivalents	(353,808)	492,956
Cash and cash equivalents at beginning of year	1,070,520	805,087

Cash and cash equivalents at end of period	¥716,712	¥1,298,043

Supplemental information:
Cash paid during the period for—
Interest	¥135,286	¥154,025
Income tax payments, net	¥18,129	¥88,855

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements (UNAUDITED)

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these interim consolidated financial statements.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management and Wholesale.

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to various institutions, provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and invests in private equity businesses and seeks to maximize returns on the investments by increasing the corporate value of investee companies.

The accounting and financial reporting policies of Nomura conform to U.S. generally accepted accounting principles (“U.S. GAAP”) as applicable to broker dealers. A summary of the significant accounting policies applied by Nomura within these interim consolidated financial statements is provided within in the notes to the consolidated financial statements of Nomura’s annual report on Form 20-F for the year ended March 31, 2013 as filed on June 27, 2013.

New accounting pronouncements recently adopted—

No new accounting pronouncements relevant to Nomura were adopted during the three months ended September 30, 2013.

The following new accounting pronouncements relevant to Nomura were adopted during the three months ended June 30, 2013:

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued amendments to ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) through issuance of ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), and issued a related amendment in January 2013 through ASU 2013-01 “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU 2013-01”). These amendments require an entity to disclose information about rights of offset and related arrangements to enable users of its financial statements to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 and ASU 2013-01 are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented.

Nomura adopted ASU 2011-11 and ASU 2013-01 from April 1, 2013. Because these amendments only require enhanced disclosures rather than change the guidance around when financial assets and financial liabilities can be offset, they did not have a material impact on these interim consolidated financial statements. See Note 3 “Derivative instruments and hedging activities” and Note 4 “Collateralized transactions” where the required disclosures have been provided.

Testing indefinite-lived intangible assets for impairment

In July 2012, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”). These amendments simplify indefinite-lived intangible assets impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that an indefinite-lived intangible asset fair value is less than its carrying amount, the quantitative test is not required.

ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

Nomura adopted ASU 2012-02 from April 1, 2013. Because these amendments only simplify when a quantitative test is required rather than change the quantitative test itself, they have not had a material impact on these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued amendments to ASC 220-10 “Comprehensive Income—Overall” through issuance of ASU 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”). The amendments require an entity to disclose additional information about amounts reclassified out of accumulated other comprehensive income, including changes in accumulated other comprehensive income balances by component of accumulated other comprehensive income and information about significant items reclassified out of accumulated other comprehensive income.

ASU 2013-02 supersedes the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”. ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, with early adoption permitted.

Nomura adopted ASU 2013-02 from April 1, 2013. Because these amendments only require changes in presentation and disclosure of amounts reclassified out of accumulated other comprehensive income rather than change the guidance regarding recognition of such amounts, they have not had a material impact on these interim consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Release of cumulative currency translation adjustment amounts

In March 2013, the FASB issued amendments to ASC 810-10 “Consolidation—Overall” (“ASC 810-10”) and ASC 830-30 “Foreign Currency Matters—Translation of Financial Statements” (“ASC 830-30”) through issuance of ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (“ASU 2013-05”). The amendments resolve diversity in practice about whether guidance in ASC 810-10 or ASC 830-30 applies to the release of cumulative translation adjustment (“CTA”) amounts into earnings when a parent sells part or all of its investment in a foreign entity (or no longer holds a controlling financial interest in a subsidiary).

ASU 2013-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption allowed.

Nomura currently plans to adopt ASU 2013-05 from April 1, 2014 and is currently evaluating the potential impact it may have on these interim consolidated financial statements.

Investment companies

In June 2013, the FASB issued amendments to ASC 946 “Financial Services—Investment Companies” (“ASC 946”) through issuance of ASU 2013-08 “Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU 2013-08”). ASU 2013-08 modifies the guidance under ASC 946 for determining whether an entity is an investment company, which is an entity that is required to measure its investments at fair value, including controlling financial interests in investees that are not investment companies. ASU 2013-08 also requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting, and requires certain additional disclosures including information about financial support provided, or contractually required to be provided, by an investment company to any of its investees.

ASU 2013-08 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 with early adoption prohibited.

Nomura will adopt ASU 2013-08 from April 1, 2014 and is currently evaluating the potential impact it may have on these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2013 and September 30, 2013 within the fair value hierarchy.

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2013
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,008	¥720	¥129	¥—	¥1,857
Private equity investments(3)	—	—	87	—	87
Japanese government securities	3,331	—	—	—	3,331
Japanese agency and municipal securities	—	72	0	—	72
Foreign government, agency and municipal securities	3,574	1,466	91	—	5,131
Bank and corporate debt securities and loans for trading purposes	—	1,375	69	—	1,444
Commercial mortgage-backed securities (“CMBS”)	—	161	6	—	167
Residential mortgage-backed securities (“RMBS”)	—	2,720	4	—	2,724
Real estate-backed securities	—	—	68	—	68
Collateralized debt obligations (“CDO”) and other(4)	—	138	12	—	150
Investment trust funds and other	144	45	13	—	202

Total trading assets and private equity investments	8,057	6,697	479	—	15,233

Derivative assets(5)
Equity contracts	723	1,058	76	—	1,857
Interest rate contracts	4	21,621	148	—	21,773
Credit contracts	0	1,706	133	—	1,839
Foreign exchange contracts	—	2,094	11	—	2,105
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(25,684)	(25,684)

Total derivative assets	728	26,479	368	(25,684)	1,891

Subtotal	¥8,785	¥33,176	¥847	¥(25,684)	¥17,124

Loans and receivables(6)	—	521	3	—	524
Collateralized agreements(7)	—	998	—	—	998
Other assets
Non-trading debt securities	409	508	4	—	921
Other(3)	172	15	60	—	247

Total	¥9,366	¥35,218	¥914	¥(25,684)	¥19,814

Liabilities:
Trading liabilities
Equities	¥922	¥87	¥0	¥—	¥1,009
Japanese government securities	2,151	—	—	—	2,151
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	2,627	477	—	—	3,104
Bank and corporate debt securities	—	288	0	—	288
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	1	—	—	1
Investment trust funds and other	40	12	—	—	52

Total trading liabilities	5,740	866	0	—	6,606

Derivative liabilities(5)
Equity contracts	827	1,118	71	—	2,016
Interest rate contracts	2	21,312	202	—	21,516
Credit contracts	0	1,871	108	—	1,979
Foreign exchange contracts	0	1,994	14	—	2,008
Commodity contracts	1	1	0	—	2
Netting	—	—	—	(25,636)	(25,636)

Total derivative liabilities	830	26,296	395	(25,636)	1,885

Subtotal	¥6,570	¥27,162	¥395	¥(25,636)	¥8,491

Short-term borrowings(8)	—	73	4	—	77
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	265	—	—	265
Long-term borrowings(8)(10)(11)	114	1,263	222	—	1,599
Other liabilities(12)	39	11	0	—	50

Total	¥6,723	¥28,774	¥622	¥(25,636)	¥10,483

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2013
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2013
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥1,346	¥1,279	¥102	¥—	¥2,727
Private equity investments(3)	—	—	84	—	84
Japanese government securities	3,066	—	—	—	3,066
Japanese agency and municipal securities	—	141	—	—	141
Foreign government, agency and municipal securities	3,933	1,316	27	—	5,276
Bank and corporate debt securities and loans for trading purposes	—	1,443	101	—	1,544
Commercial mortgage-backed securities (“CMBS”)	—	160	7	—	167
Residential mortgage-backed securities (“RMBS”)	—	2,470	3	—	2,473
Real estate-backed securities	—	—	5	—	5
Collateralized debt obligations (“CDO”) and other(4)	—	160	13	—	173
Investment trust funds and other	209	41	18	—	268

Total trading assets and private equity investments	8,554	7,010	360	—	15,924

Derivative assets(5)
Equity contracts	1,100	1,233	83	—	2,416
Interest rate contracts	12	19,546	127	—	19,685
Credit contracts	0	1,504	85	—	1,589
Foreign exchange contracts	—	2,605	15	—	2,620
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(23,818)	(23,818)

Total derivative assets	1,113	24,888	310	(23,818)	2,493

Subtotal	¥9,667	¥31,898	¥670	¥(23,818)	¥18,417

Loans and receivables(6)	—	259	2	—	261
Collateralized agreements(7)	—	1,218	—	—	1,218
Other assets
Non-trading debt securities	426	573	4	—	1,003
Other(3)	227	24	60	—	311

Total	¥10,320	¥33,972	¥736	¥(23,818)	¥21,210

Liabilities:
Trading liabilities
Equities	¥760	¥93	¥0	¥—	¥853
Japanese government securities	2,654	—	—	—	2,654
Japanese agency and municipal securities	—	1	—	—	1
Foreign government, agency and municipal securities	3,009	622	—	—	3,631
Bank and corporate debt securities	—	340	0	—	340
Residential mortgage-backed securities (“RMBS”)	—	7	—	—	7
Investment trust funds and other	96	2	—	—	98

Total trading liabilities	6,519	1,065	0	—	7,584

Derivative liabilities(5)
Equity contracts	1,193	1,320	69	—	2,582
Interest rate contracts	10	19,183	180	—	19,373
Credit contracts	0	1,704	56	—	1,760
Foreign exchange contracts	—	2,438	15	—	2,453
Commodity contracts	1	0	0	—	1
Netting	—	—	—	(23,883)	(23,883)

Total derivative liabilities	1,204	24,645	320	(23,883)	2,286

Subtotal	¥7,723	¥25,710	¥320	¥(23,883)	¥9,870

Short-term borrowings(8)	—	56	0	—	56
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	810	—	—	810
Long-term borrowings(8)(10)(11)	135	1,290	213	—	1,638
Other liabilities(12)	79	16	0	—	95

Total	¥7,937	¥27,882	¥534	¥(23,883)	¥12,470

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(6)	Includes loans for which the fair value option is elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(8)	Includes structured notes for which the fair value option is elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(12)	Includes loan commitments for which the fair value option is elected.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2013 and September 30, 2013, respectively. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified in Level 3 because significant valuation inputs such as yields and liquidity discounts are unobservable. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified in Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified in Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified in Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued. Nomura refined the fair value measurement of certain investments in unlisted equity securities reported within Other assets during the year ended March 31, 2013.

Private equity investments—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the underlying investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

Government, agency and municipal securities—Japanese and other G7 government securities are valued using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable inputs such as credit spreads of the issuer.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar debt securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is estimated using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields, prepayment rates, default probabilities, loss severities and capitalization rates.

Collateralized debt obligations (“CDO”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified in Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified in Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified in Level 3. The fair value of certain other investments reported within Investment trust funds and other is determined using DCF valuation techniques. These investments are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as credit spreads of issuer and correlation.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. The fair value of exchange-traded equity derivatives is primarily determined using an unadjusted exchange price. These derivatives are generally traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, these are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. The fair value of exchange-traded interest rate derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC interest rate derivatives are classified in Level 3 where forward FX rate, interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives is primarily determined using an unadjusted exchange price. These derivatives are traded in active markets and therefore are classified in Level 1 of the fair value hierarchy. Where these derivatives are not valued at the exchange price due to timing differences, they are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain longer-dated foreign exchange derivatives are classified in Level 3 where forward FX rate or volatility valuation inputs are significant and unobservable.

Derivatives—Commodity contracts—Nomura enters into OTC commodity derivative transactions such as commodity swaps, commodity forwards and commodity options. The fair value of OTC commodity derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include commodity prices, interest rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC commodity derivatives are generally classified in Level 2 of the fair value hierarchy because these valuation inputs and adjustments are observable or market-corroborated.

Loans—The fair value of loans carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are resale and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves and prepayment rates. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. To reflect Nomura’s own creditworthiness, the fair value of structured notes includes an adjustment of ¥8 billion as of March 31, 2013 and ¥7 billion as of September 30, 2013. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable inputs are significant, such as volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfers and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these interim consolidated financial statements, including those classified in Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

•

The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price our financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within these interim consolidated financial statements is made by senior managers independent of the trading businesses. This group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

•

The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. This group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•

The MVG within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the Global Head of Market and Quantitative Risk.

The fundamental components of this governance framework over valuation processes within Nomura particularly as it relates to Level 3 financial instruments are the procedures in place for independent price verification, pricing model validation and revenue substantiation.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Independent price verification processes

The key objective of the independent price verification processes within Nomura is to verify the appropriateness of fair value measurements applied to all financial instruments within Nomura. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation technique and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external levels on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the internal positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified in Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement, then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability;

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

New models are reviewed and approved by the MVG. The frequency of subsequent reviews is generally based on the model risk rating and the materiality of usage of the model with more frequent review where warranted by market conditions.

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatilities, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Quantitative information regarding significant unobservable inputs and assumptions

The following tables present information about the significant unobservable inputs and assumptions used by Nomura for financial instruments classified in Level 3 as of March 31, 2013 and September 30, 2013. These financial instruments will also typically include observable valuation inputs (i.e. Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy.

	March 31, 2013
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments
Equities	¥129	DCF	Yields Liquidity discounts	7.6% 25.0 – 38.0%	7.6% 35.4%

		DCM	Capitalization rates	5.2 – 6.7%	6.3%

Private equity investments	87	DCF	WACC Growth rates Liquidity discounts	6.8% 0.0% 25.0%	6.8% 0.0% 25.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded value ratios Liquidity discounts	3.7 – 11.3 x 7.7 x 0.4 x 0.4 x 0.0 – 33.0%	11.0 x 7.7 x 0.4 x 0.4 x 25.8%

Foreign government, agency and municipal securities	91	DCF	Credit spreads	0.0 – 6.5%	0.7%

Bank and corporate debt securities and loans for trading purposes	69	DCF	Credit spreads Recovery rates	0.0 – 24.2% 0.1 – 36.4%	2.6% 28.1%

Commercial mortgage-backed securities (“CMBS”)	6	DCF	Yields Default probabilities Loss severities	0.0 – 25.0% 100.0% 0.0 – 80.0%	8.0% 100.0% 0.3%

Residential mortgage-backed securities (“RMBS”)	4	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 40.0% 0.0 – 8.2% 0.3 – 17.0% 22.0 – 90.0%	3.3% 4.5% 14.7% 64.2%

Real estate-backed securities	68	DCF	Yields Default probabilities Loss severities	1.8 – 15.0% 24.0 – 65.0% 80.0 – 100.0%	1.9% 42.6% 88.0%

		DCM	Capitalization rates	6.8%	6.8%

Collateralized debt obligations (“CDO”) and other	12	DCF	Yields Prepayment rates Default probabilities Loss severities	0.0 – 58.6% 0.0 – 15.0% 2.0 – 5.0% 30.0 – 75.0%	17.1% 13.8% 2.1% 45.6%

Investment trust funds and other	13	DCF	Credit spreads Correlations	0.0 – 6.5% 0.50 – 0.70	0.6% 0.60

Derivatives, net:
Equity contracts	5	Option models	Dividend yield Volatilities Correlations	0.0 – 11.0% 5.7 – 92.4% (0.77) – 0.99	— — —

Interest rate contracts	(54)	DCF/ Option models	Forward FX rates Interest rates	62.9 – 121.7 0.6 – 4.2%	— —

		Option models	Volatilities Correlations	13.5 – 118.1% (0.70) – 0.99	— —

Credit contracts	25	DCF/ Option models	Credit spreads Recovery rates	0.0 – 7.5% 15.0 – 40.0%	— —

		Option models	Volatilities Correlations	10.0 – 70.0% 0.33 – 0.90	— —

Foreign exchange contracts	(3)	Option models	Volatilities	1.4 – 20.7%	—

		DCF	Forward FX rates	2.7 – 12,484.0	—

Loans and receivables	3	DCF	Credit spreads	3.0%	3.0%

Other assets
Non-trading debt securities	4	DCF	Credit spreads	0.2 – 2.5%	1.7%

Other(3)	60	DCF	WACC Growth rates Yields Liquidity discounts	6.8 – 6.8% 0.0 – 1.0% 7.6% 0.0 – 30.0%	6.8% 0.9% 7.6% 8.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	6.9 – 12.5 x 7.7 – 44.4 x 0.0 – 5.6 x 25.0 – 30.0%	9.9 x 25.8 x 1.7 x 29.8%

Liabilities:
Long-term borrowings	¥222	DCF	Volatilities Correlations	13.5 – 118.1% (0.77) – 0.99	— —

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	September 30, 2013
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Significant unobservable inputs	Range of valuation inputs(1)	Weighted Average(2)
Assets:
Trading assets and private equity investments
Equities	¥102	DCF	Yields Liquidity discounts	7.6% 11.0 – 50.0%	7.6% 31.5%

		DCM	Capitalization rates	6.7 – 8.0%	6.8%

Private equity investments	84	DCF	WACC Growth rates Liquidity discounts	6.7% 0.0% 25.0%	6.7% 0.0% 25.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded value ratios Liquidity discounts	3.6 – 13.1 x 7.7 x 0.4 x 0.4 x 0.0 – 33.0%	12.6 x 7.7 x 0.4 x 0.4 x 25.8%

Foreign government, agency and municipal securities	27	DCF	Credit spreads	0.0 – 6.0%	0.5%

Bank and corporate debt securities and loans for trading purposes	101	DCF	Credit spreads Recovery rates	0.0 – 24.4% 0.0 – 36.4%	4.2% 31.7%

Commercial mortgage-backed securities (“CMBS”)	7	DCF	Yields Default probabilities Loss severities	4.0 – 24.6% 15.0 – 25.0% 0.0 – 12.5%	10.9% 41.2% 1.6%

Residential mortgage-backed securities (“RMBS”)	3	DCF	Yields Prepayment rates Default probabilities Loss severities	0.3 – 6.3% 4.0 – 8.1% 0.4% 32.5 – 87.2%	2.1% 5.7% 0.4% 52.5%

Real estate-backed securities	5	DCF	Yields Default probabilities Loss severities	15.0% 65.0% 100.0%	15.0% 65.0% 100.0%

		DCM	Capitalization rates	6.4%	6.4%

Collateralized debt obligations (“CDO”) and other	13	DCF	Yields Prepayment rates Default probabilities Loss severities	6.4 – 75.3% 0.0 – 20.0% 2.0 – 10.0% 30.0 – 60.0%	14.6% 17.4% 2.9% 46.9%

Investment trust funds and other	18	DCF	Credit spreads Correlations	0.0 – 3.5% 0.50 – 0.71	0.3% 0.60

Derivatives, net:
Equity contracts	14	Option models	Dividend yield Volatilities Correlations	0.0 – 8.3% 5.7 – 82.2% (0.93) – 0.96	— — —

Interest rate contracts	(53)	DCF/ Option models	Interest rates	0.7 – 4.4%	—

		Option models	Volatilities Correlations	10.6 – 32.2% (0.78) – 0.99	— —

Credit contracts	29	DCF/ Option models	Credit spreads Recovery rates	0.0 – 7.8% 20.0 – 80.0%	— —

		Option models	Volatilities Correlations	25.0 – 70.0% 0.21 – 0.92	— —

Foreign exchange contracts	0	Option models	Volatilities	1.3 – 22.7%	—

Loans and receivables	2	DCF	Credit spreads	2.7 – 13.9%	9.7%

Other assets
Non-trading debt securities	4	DCF	Credit spreads	0.2 – 2.5%	0.9%

Other(3)	60	DCF	WACC Growth rates Yields Liquidity discounts	6.7 – 7.2% 0.0 – 1.0% 7.6% 0.0 – 30.0%	7.1% 0.9% 7.6% 9.8%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Liquidity discounts	3.6 – 14.8 x 7.7 – 60.1 x 0.0 – 5.3 x 25.0 – 30.0%	7.2 x 22.6 x 1.0 x 29.8%

Liabilities:
Long-term borrowings	¥213	DCF	Yields Prepayment rates Default probabilities Loss severities Volatilities Correlations	10.0% 20.0% 2.0% 30.0 – 60.0% 11.0 – 82.2% (0.78) – 0.99	— — — — — —

(1)	Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.
(2)	Weighted average information for non-derivative instruments is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Valuation technique(s) and unobservable inputs represent those equity securities reported within Other assets.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Qualitative discussion of the ranges of significant unobservable inputs

The following comments present qualitative discussion about the significant unobservable inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay a high dividend for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives are typically higher than those of longer-dated instruments. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable inputs are forward FX rates, interest rates, volatilities and correlations. The wide range of forward FX rates is primarily due to long-dated exchange rates of different currencies against the Japanese Yen. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is wide as the volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of the inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Credit contracts—The significant unobservable inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads is relatively narrow with the low end of the range arising from exposure to underlying reference names with very limited risk of a default and the high end arising from exposure to underlying reference names with a much greater risk of default. The range of recovery rates varies mainly due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. High positive correlations are those for which the movement is closely related with the correlation falling as the relationship becomes less strong. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Derivatives—Foreign exchange contracts—The significant unobservable inputs are volatilities and forward FX rates. The range of volatilities is relatively low with the lower end coming from currencies that trade in narrow ranges versus the US dollar. The wide range of forward FX rates is primarily due to long-dated exchange rates of different currencies against the US dollar. All significant unobservable inputs are spread across the relevant ranges.

Long-term borrowings—The significant unobservable inputs are volatilities, correlations, yields, prepayment rates, default probabilities and loss severities. The range of loss severities is relatively wide due to the range in expected pay-off should the positions default. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related in the same direction causing high positive correlations while others generally move in opposite directions causing high negative correlations with pairs that have differing relationships through the range. Other than for volatilities where the majority of inputs are away from the higher end of the range, the other significant unobservable inputs are spread across the relevant ranges.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above tables, changes in each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs is described below:

•

Equities, Private equity investments and equity securities reported within Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in yields, WACC or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios and Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Japanese agency and municipal securities, Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Non-trading debt securities—Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in recovery rates would result in a significantly higher (lower) fair value measurement.

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Real estate-backed securities and Collateralized debt obligations (“CDO”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in loss severities and a directionally opposite change in prepayment rates. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower) fair value measurement.

•

Derivatives—Where Nomura is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates, credit spreads or forward FX rates in isolation or significant decreases (increases) in dividend yields would result in a significantly higher (lower) fair value measurement. Where Nomura is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by Nomura. Where Nomura is long optionality, recovery rates or correlation, significant increases (decreases) in volatilities, recovery rates or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality, recovery rates or correlation, the impact of these changes would have a converse effect on the fair value measurements.

•

Long-term borrowings—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in the assumption used for loss severities and a directionally opposite change in prepayment rates. Where Nomura is long optionality or correlation, significant increases (decreases) in volatilities or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified in Level 3 for the six and three months ended September 30, 2012 and 2013. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the three months ended September 30, 2013, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Six months ended September 30, 2012
	Beginning balance as of six months ended September 30, 2012	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of six months ended September 30, 2012
Assets:
Trading assets and private equity investments
Equities	¥125	¥0	¥—	¥10	¥(10)	¥—	¥(3)	¥4	¥(5)	¥121
Private equity investments	202	(6)	—	2	(3)	—	(7)	—	—	188
Japanese agency and municipal securities	10	0	—	1	(11)	—	—	—	(0)	—
Foreign government, agency and municipal securities	37	7	—	308	(321)	—	—	23	(5)	49
Bank and corporate debt securities and loans for trading purposes	62	1	—	156	(137)	—	(2)	39	(29)	90
Commercial mortgage-backed securities (“CMBS”)	8	2	—	6	(3)	—	(0)	4	(6)	11
Residential mortgage-backed securities (“RMBS”)	5	0	—	18	(18)	—	(0)	1	(1)	5
Real estate-backed securities	91	(0)	—	—	(13)	—	(1)	—	—	77
Collateralized debt obligations (“CDO”) and other	20	(1)	—	5	(11)	—	(1)	2	(3)	11
Investment trust funds and other	9	(0)	—	1	(0)	—	(0)	0	(0)	10

Total trading assets and private equity investments	569	3	—	507	(527)	—	(14)	73	(49)	562

Derivatives, net(4)
Equity contracts	14	(1)	—	—	—	2	(0)	(6)	6	15
Interest rate contracts	(39)	(13)	—	—	—	12	(2)	35	1	(6)
Credit contracts	(11)	(7)	—	—	—	9	(0)	1	6	(2)
Foreign exchange contracts	18	(1)	—	—	—	2	(0)	5	(13)	11
Commodity contracts	(0)	0	—	—	—	(0)	(0)	0	—	(0)

Total derivatives, net	(18)	(22)	—	—	—	25	(2)	35	(0)	18

Subtotal	¥551	¥(19)	¥—	¥507	¥(527)	¥25	¥(16)	¥108	¥(49)	¥580

Loans and receivables	11	1	—	0	(1)	—	(0)	—	(3)	8
Other assets
Non-trading debt securities	6	(0)	0	—	(2)	—	(0)	—	—	4
Other(5)	72	16	(0)	0	(7)	—	(0)	0	(0)	81

Total	¥640	¥(2)	¥(0)	¥507	¥(537)	¥25	¥(16)	¥108	¥(52)	¥673

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥(0)	¥—	¥(0)	¥0	¥—	¥0
Bank and corporate debt securities	1	(0)	—	0	(1)	—	(0)	—	—	0

Total trading liabilities	¥1	¥(0)	¥—	¥0	¥(1)	¥—	¥(0)	¥0	¥—	¥0

Short-term borrowings	0	0	—	1	0	—	0	1	(1)	1
Payables and deposits	(0)	0	—	(0)	(0)	—	—	—	—	(0)
Long-term borrowings	(13)	14	—	32	(46)	—	(2)	42	(13)	(14)
Other liabilities	—	0	—	0	(0)	—	(0)	—	—	0

Total	¥(12)	¥14	¥—	¥33	¥(47)	¥—	¥(2)	¥43	¥(14)	¥(13)

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Six months ended September 30, 2013
	Beginning balance as of six months ended September 30, 2013	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of six months ended September 30, 2013
Assets:
Trading assets and private equity investments
Equities	¥129	¥4	¥—	¥9	¥(46)	¥—	¥3	¥3	¥(0)	¥102
Private equity investments	87	(0)	—	0	(7)	—	4	—	—	84
Japanese agency and municipal securities	0	—	—	—	—	—	—	—	(0)	—
Foreign government, agency and municipal securities	91	10	—	305	(322)	—	—	8	(65)	27
Bank and corporate debt securities and loans for trading purposes	69	0	—	116	(78)	—	1	13	(20)	101
Commercial mortgage-backed securities (“CMBS”)	6	(0)	—	4	(5)	—	0	2	(0)	7
Residential mortgage-backed securities (“RMBS”)	4	(0)	—	0	(0)	—	0	1	(2)	3
Real estate-backed securities	68	1	—	0	(64)	—	0	—	—	5
Collateralized debt obligations (“CDO”) and other	12	(1)	—	9	(9)	—	0	2	(0)	13
Investment trust funds and other	13	0	—	11	(5)	—	0	—	(1)	18

Total trading assets and private equity investments	479	14	—	454	(536)	—	8	29	(88)	360

Derivatives, net(4)
Equity contracts	5	(7)	—	—	—	18	0	4	(6)	14
Interest rate contracts	(54)	(16)	—	—	—	18	(1)	(3)	3	(53)
Credit contracts	25	(2)	—	—	—	6	1	(1)	(0)	29
Foreign exchange contracts	(3)	(4)	—	—	—	7	(0)	(0)	0	0
Commodity contracts	(0)	(0)	—	—	—	0	(0)	0	—	0

Total derivatives, net	(27)	(29)	—	—	—	49	0	0	(3)	(10)

Subtotal	¥452	¥(15)	¥—	¥454	¥(536)	¥49	¥8	¥29	¥(91)	¥350

Loans and receivables	3	(0)	—	1	(2)	—	0	0	—	2
Other assets
Non-trading debt securities	4	(0)	(0)	—	—	—	0	—	—	4
Other(5)	60	3	(0)	1	(3)	—	0	—	(1)	60

Total	¥519	¥(12)	¥(0)	¥456	¥(541)	¥49	¥8	¥29	¥(92)	¥416

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥0	¥0	¥(0)	¥0
Bank and corporate debt securities	0	0	—	(0)	(0)	—	0	0	—	0

Total trading liabilities	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥0	¥0	¥(0)	¥0

Short-term borrowings	4	(0)	—	1	(3)	—	—	—	(2)	0
Payables and deposits	1	(0)	—	(0)	(0)	—	—	—	(0)	1
Long-term borrowings	222	43	—	251	(179)	—	1	4	(43)	213
Other liabilities	0	—	—	0	(0)	—	0	—	—	0

Total	¥227	¥43	¥—	¥252	¥(182)	¥—	¥1	¥4	¥(45)	¥214

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30, 2012
	Beginning balance as of three months ended September 30, 2012	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of three months ended September 30, 2012
Assets:
Trading assets and private equity investments
Equities	¥118	¥0	¥—	¥6	¥(2)	¥—	¥(1)	¥3	¥(3)	¥121
Private equity investments	189	3	—	0	(2)	—	(2)	—	—	188
Foreign government, agency and municipal securities	47	4	—	127	(133)	—	—	6	(2)	49
Bank and corporate debt securities and loans for trading purposes	67	2	—	118	(96)	—	(1)	11	(11)	90
Commercial mortgage-backed securities (“CMBS”)	9	2	—	5	(2)	—	(0)	0	(3)	11
Residential mortgage-backed securities (“RMBS”)	21	0	—	1	(17)	—	(0)	1	(1)	5
Real estate-backed securities	91	(1)	—	—	(13)	—	(0)	—	—	77
Collateralized debt obligations (“CDO”) and other	19	(1)	—	3	(9)	—	(0)	1	(2)	11
Investment trust funds and other	10	(1)	—	1	(0)	—	0	—	(0)	10

Total trading assets and private equity investments	571	8	—	261	(274)	—	(4)	22	(22)	562

Derivatives, net(4)
Equity contracts	6	2	—	—	—	1	(0)	(4)	10	15
Interest rate contracts	(53)	(1)	—	—	—	13	(1)	32	4	(6)
Credit contracts	0	18	—	—	—	(18)	(1)	1	(2)	(2)
Foreign exchange contracts	7	(0)	—	—	—	1	(0)	5	(2)	11
Commodity contracts	(0)	0	—	—	—	(0)	(0)	0	—	(0)

Total derivatives, net	(40)	19	—	—	—	(3)	(2)	34	10	18

Subtotal	¥531	¥27	¥—	¥261	¥(274)	¥(3)	¥(6)	¥56	¥(12)	¥580

Loans and receivables	11	(0)	—	0	(0)	—	(0)	—	(3)	8
Other assets
Non-trading debt securities	4	(0)	0	—	—	—	0	—	—	4
Other(5)	67	17	(0)	0	(3)	—	(0)	0	—	81

Total	¥613	¥44	¥(0)	¥261	¥(277)	¥(3)	¥(6)	¥56	¥(15)	¥673

Liabilities:
Trading liabilities
Equities	¥—	¥—	¥—	¥—	¥—	¥—	¥(0)	¥0	¥—	¥0
Bank and corporate debt securities	0	(0)	—	—	(0)	—	(0)	—	—	0

Total trading liabilities	¥0	¥(0)	¥—	¥—	¥(0)	¥—	¥(0)	¥0	¥—	¥0

Short-term borrowings	2	0	—	0	(0)	—	0	0	(1)	1
Payables and deposits	(0)	0	—	(0)	(0)	—	—	—	—	(0)
Long-term borrowings	(36)	(1)	—	29	(4)	—	(0)	6	(10)	(14)
Other liabilities	0	(0)	—	—	(0)	—	(0)	—	—	0

Total	¥(34)	¥(1)	¥—	¥29	¥(4)	¥—	¥(0)	¥6	¥(11)	¥(13)

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30, 2013
	Beginning balance as of three months ended September 30, 2013	Total gains (losses) recognized in revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(3)	Transfers out of Level 3(3)	Balance as of three months ended September 30, 2013
Assets:
Trading assets and private equity investments
Equities	¥128	¥3	¥—	¥8	¥(39)	¥—	¥0	¥2	¥(0)	¥102
Private equity investments	88	(0)	—	0	(6)	—	2	—	—	84
Japanese agency and municipal securities	0	—	—	—	—	—	—	—	(0)	—
Foreign government, agency and municipal securities	38	8	—	188	(199)	—	—	8	(16)	27
Bank and corporate debt securities and loans for trading purposes	78	1	—	79	(54)	—	(0)	12	(15)	101
Commercial mortgage-backed securities (“CMBS”)	7	(0)	—	1	(2)	—	(0)	1	(0)	7
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	0	(0)	—	(0)	0	(0)	3
Real estate-backed securities	66	1	—	0	(62)	—	(0)	—	—	5
Collateralized debt obligations (“CDO”) and other	16	(1)	—	1	(4)	—	(0)	1	(0)	13
Investment trust funds and other	14	0	—	5	(1)	—	0	—	—	18

Total trading assets and private equity investments	438	12	—	282	(367)	—	2	24	(31)	360

Derivatives, net(4)
Equity contracts	12	(18)	—	—	—	14	0	7	(1)	14
Interest rate contracts	(52)	(7)	—	—	—	6	0	(1)	1	(53)
Credit contracts	35	(4)	—	—	—	(0)	(0)	(2)	(0)	29
Foreign exchange contracts	2	(4)	—	—	—	3	0	(1)	(0)	0
Commodity contracts	0	0	—	—	—	(0)	(0)	—	—	0

Total derivatives, net	(3)	(33)	—	—	—	23	0	3	(0)	(10)

Subtotal	¥435	¥(21)	¥—	¥282	¥(367)	¥23	¥2	¥27	¥(31)	¥350

Loans and receivables	3	(0)	—	—	(1)	—	0	—	—	2
Other assets
Non-trading debt securities	4	(0)	(0)	—	—	—	0	—	—	4
Other(5)	59	3	0	0	(2)	—	(0)	—	—	60

Total	¥501	¥(18)	¥0	¥282	¥(370)	¥23	¥2	¥27	¥(31)	¥416

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥(0)	¥—	¥(0)	¥0
Bank and corporate debt securities	0	(0)	—	(0)	(0)	—	(0)	(0)	—	0

Total trading liabilities	¥0	¥(0)	¥—	¥0	¥(0)	¥—	¥(0)	¥(0)	¥(0)	¥0

Short-term borrowings	1	0	—	0	(0)	—	—	—	(1)	0
Payables and deposits	1	(0)	—	(0)	—	—	—	—	(0)	1
Long-term borrowings	204	13	—	146	(112)	—	(0)	2	(14)	213
Other liabilities	—	—	—	0	—	—	—	—	—	0

Total	¥206	¥13	¥—	¥146	¥(112)	¥—	¥(0)	¥2	¥(15)	¥214

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3 all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level all gains/ (losses) during the quarter are excluded from the table.
(4)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(5)	Includes the impact of the refined fair value measurements of certain investments in unlisted equity securities.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Unrealized gains and losses recognized for Level 3 financial instruments

The following tables present the amounts of unrealized gains (losses) for the six and three months ended September 30, 2012 and 2013, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Six months ended September 30
	2012	2013
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(0)	¥3
Private equity investments	(4)	(2)
Foreign government, agency and municipal securities	(0)	(2)
Bank and corporate debt securities and loans for trading purposes	1	(0)
Commercial mortgage-backed securities (“CMBS”)	1	(0)
Residential mortgage-backed securities (“RMBS”)	1	0
Real estate-backed securities	(1)	0
Collateralized debt obligations (“CDO”) and other	(0)	(0)
Investment trust funds and other	(0)	0

Total trading assets and private equity investments	(2)	(1)

Derivatives, net(2)
Equity contracts	7	0
Interest rate contracts	(12)	(15)
Credit contracts	1	(1)
Foreign exchange contracts	4	(5)
Commodity contracts	0	(0)

Total derivatives, net	0	(21)

Subtotal	¥(2)	¥(22)

Loans and receivables	(0)	(0)
Other assets
Non-trading debt securities	(0)	(0)
Other(3)	15	2

Total	¥13	¥(20)

Liabilities:
Trading liabilities
Equities	¥—	¥(0)
Bank and corporate debt securities	(0)	(0)

Total trading liabilities	¥(0)	¥(0)

Short-term borrowings	0	0
Payables and deposits	0	(0)
Long-term borrowings	3	34

Total	¥3	¥34

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30
	2012	2013
	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity investments
Equities	¥(0)	¥3
Private equity investments	2	(2)
Foreign government, agency and municipal securities	(0)	0
Bank and corporate debt securities and loans for trading purposes	(0)	0
Commercial mortgage-backed securities (“CMBS”)	1	(0)
Residential mortgage-backed securities (“RMBS”)	0	(0)
Real estate-backed securities	(1)	1
Collateralized debt obligations (“CDO”) and other	(1)	(1)
Investment trust funds and other	(1)	0

Total trading assets and private equity investments	0	1

Derivatives, net(2)
Equity contracts	4	(14)
Interest rate contracts	(6)	(3)
Credit contracts	25	(2)
Foreign exchange contracts	0	(5)
Commodity contracts	0	0

Total derivatives, net	23	(24)

Subtotal	¥23	¥(23)

Loans and receivables	(0)	(0)
Other assets
Non-trading debt securities	(0)	(0)
Other(3)	15	2

Total	¥38	¥(21)

Liabilities:
Trading liabilities
Equities	¥—	¥0
Bank and corporate debt securities	(0)	(0)

Total trading liabilities	¥(0)	¥0

Short-term borrowings	0	0
Payables and deposits	0	(0)
Long-term borrowings	(1)	15

Total	¥(1)	¥15

(1)	Includes gains and losses reported primarily within Net gain on trading, Gain (loss) on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government debt securities.
(3)	Includes the impact of the refined fair value measurements of certain investments in unlisted equity securities.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Transfers between levels of the fair value hierarchy

Nomura assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place. Amounts reported below therefore represent the fair value of the financial instruments at the beginning of the relevant quarter when the transfer was made.

Transfers between Level 1 and Level 2

For the six months ended September 30, 2012, a total of ¥281 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥249 billion of debt securities reported within Other assets—Non-trading debt securities which were transferred because the observable markets in which these instruments are traded became inactive. This also comprised ¥22 billion of equities reported within Trading assets and private equity investments—Equities and ¥6 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments are traded became inactive. During the same period, a total of ¥10 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥10 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the six months ended September 30, 2013, a total of ¥427 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥422 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became inactive. During the same period, a total of ¥25 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥24 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the three months ended September 30, 2012, a total of ¥13 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥6 billion of equities reported within Trading assets and private equity investments—Equities and ¥5 billion of equity securities reported within Other assets—Other which were transferred because the observable markets in which these instruments are traded became inactive. During the same period, a total of ¥4 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥4 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the three months ended September 30, 2013, a total of ¥418 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥413 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became inactive. During the same period, a total of ¥24 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥23 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the six months ended September 30, 2012, a total of ¥329 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥324 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became active. During the same period, a total of ¥371 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥370 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the six months ended September 30, 2013, a total of ¥100 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥94 billion of equities reported within Trading assets and private equity investments—Equities, and ¥6 billion of Investment trust funds and other which were transferred because the observable markets in which these instruments are traded became active. During the same period, a total of ¥22 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥22 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

For the three months ended September 30, 2012, a total of ¥136 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥134 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became active. During the same period, a total of ¥100 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥98 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

For the three months ended September 30, 2013, a total of ¥87 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥87 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became active. During the same period, a total of ¥20 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥20 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

Transfers out of Level 3

For the six months ended September 30, 2012, a total of ¥52 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥29 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became observable. This also comprised primarily ¥6 billion of CMBS which were transferred because certain yields, prepayment rates, default probabilities and loss severities became observable, ¥5 billion of equities were transferred because certain credit spreads and liquidity discounts became observable and ¥5 billion of Foreign government, agency and municipal securities were transferred because certain credit spreads became observable. During the same period, a total of ¥14 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥13 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatilities and correlations became observable.

For the six months ended September 30, 2012, transferred out of Level 3 about net derivative contracts comprised primarily ¥13 billion of net foreign exchange derivative assets which were transferred because certain volatility and forward FX rate valuation inputs became observable, ¥6 billion of net equity derivative liabilities which were transferred because certain dividend yield, volatility and correlation valuation inputs became observable and ¥6 billion of net credit derivative liabilities which were transferred because certain credit spread, recovery rate, volatility and correlation valuation inputs became observable.

For the six months ended September 30, 2013, a total of ¥88 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥65 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable, ¥20 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because certain credit spreads and recovery rates became observable. During the same period, a total of ¥45 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥43 billion of Long term borrowings, principally structured notes, which were transferred because certain yields, prepayment rate, default probability, volatility and correlation valuation inputs became observable.

For the six months ended September 30, 2013, a total of ¥3 billion of net derivative assets were also transferred out of Level 3. This comprised primarily ¥6 billion of net equity derivative assets which were transferred because certain dividend yields, volatility and correlation valuation inputs became observable.

For the three months ended September 30, 2012, a total of ¥25 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥11 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became observable. During the same period, a total of ¥11 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥10 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became observable.

For the three months ended September 30, 2012, a total of ¥10 billion of net derivative liabilities were also transferred out of Level 3. This comprised primarily ¥10 billion of net equity derivative liabilities which were transferred because certain dividend yields, volatility and correlation valuation inputs became observable.

For the three months ended September 30, 2013, a total of ¥31 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥16 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became observable. This also comprised primarily ¥15 billion of Bank and corporate debt securities and loans for trading purposes, which were transferred because certain credit spreads and recovery rates became observable. During the same period, a total of ¥15 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥14 billion of Long term borrowings, principally structured notes, which were transferred because certain yields, prepayment rate, default probability, volatility and correlation valuation inputs became observable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

For the three months ended September 30, 2013, the total amount of net derivative contracts which were also transferred out of Level 3 was not significant.

Transfers into Level 3

For the six months ended September 30, 2012, a total of ¥73 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥39 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became unobservable. This also comprised primarily ¥23 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes and Foreign government, agency and municipal securities which were recognized in the quarter when the transfers into Level 3 occurred was not significant. During the same period, a total of ¥43 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥42 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfers into Level 3 occurred was not significant.

For the six months ended September 30, 2012, a total of ¥35 billion of net derivative assets were also transferred into Level 3. This comprised ¥35 billion of net interest rate derivative assets which were transferred because certain forward FX rate, interest rate, volatility and correlation valuation inputs became unobservable. Also, ¥6 billion of net equity derivative liabilities which were transferred because certain dividend yields, volatility and correlation valuation inputs became unobservable and ¥5 billion of net foreign exchange derivative assets which were transferred because certain volatility and forward FX rate valuation inputs became unobservable. Losses on the interest rate contracts which were recognized in the quarter which the transfer into Level 3 occurred were ¥6 billion. The amount of gains and losses on the equity contracts and foreign exchange contracts which were recognized in the quarter when the transfers into Level 3 occurred was not significant.

For the six months ended September 30, 2013, a total of ¥29 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥8 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. This also comprised primarily ¥13 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spreads and recovery rates became unobservable. The amount of gains and losses on these transfers reported in Foreign government, agency and municipal securities and Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfers into Level 3 occurred was not significant. During the same period, the total amount of financial liabilities (excluding derivative liabilities) which were transferred into Level 3 was not significant. The amount of gains and losses on these transfers which were recognized in the quarter when the transfers into Level 3 occurred was not significant.

For the six months ended September 30, 2013, the total amount of net derivative contracts which were transferred into Level 3 was not significant. Losses on these equity contracts and interest rate contracts which were recognized in the quarter when the transfers into Level 3 occurred were ¥6 billion and ¥7 billion, respectively.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

For the three months ended September 30, 2012, a total of ¥22 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥11 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because certain credit spreads became unobservable. This also comprised primarily ¥6 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfers reported in Bank and corporate debt securities and loans for trading purposes and Foreign government, agency and municipal securities which were recognized in the quarter when the transfers into Level 3 occurred was not significant. During the same period, a total of ¥6 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. This comprised primarily ¥6 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation valuation inputs became unobservable. The amount of gains and losses on these transfers reported in Long-term borrowings which were recognized in the quarter when the transfers into Level 3 occurred were not significant.

For the three months ended September 30, 2012, a total of ¥34 billion of net derivative contracts were also transferred into Level 3. This comprised ¥32 billion of net interest rate derivative assets which were transferred because certain forward FX rate, interest rate, volatility and correlation valuation inputs became unobservable and ¥5 billion of net foreign exchange derivative assets which were transferred because certain volatility and forward FX rate valuation inputs became unobservable. Losses on the interest rate contracts which were recognized in the quarter when the transfers into Level 3 occurred were ¥6 billion. The amount of gains and losses on the foreign exchange contracts which were recognized in the quarter when the transfers into Level 3 occurred was not significant.

For the three months ended September 30, 2013, a total of ¥24 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥8 billion of Foreign government, agency and municipal securities which were transferred because certain credit spreads became unobservable. This also comprised primarily ¥12 billion of Bank and corporate debt securities and loans for trading purposes, principally loans, which were transferred because certain credit spreads became unobservable. The amount of gains and losses on these transfers reported in Foreign government, agency and municipal securities and Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfers into Level 3 occurred was not significant. During the same period, the total amount of financial liabilities (excluding derivative liabilities) which were transferred into Level 3 was not significant. The amount of gains and losses on these transfers which were recognized in the quarter when the transfers into Level 3 occurred was not significant.

For the three months ended September 30, 2013, a total of ¥3 billion of net derivative assets were also transferred into Level 3. This comprised ¥7 billion of net equity derivative assets which were transferred because certain dividend yields, volatility and correlation valuation inputs became unobservable. Losses on the equity contracts which were recognized in the quarter when the transfers into Level 3 occurred were ¥5 billion.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2013 and September 30, 2013. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2013
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥68	¥16	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	63	7	Quarterly	30 days
Real estate funds	3	—	—	—

Total	¥138	¥24

	Billions of yen
	September 30, 2013
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥59	¥13	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	61	6	Quarterly	30 days
Real estate funds	3	—	—	—

Total	¥127	¥20

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments”. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these interim consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Resale and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the six and three months ended September 30, 2012 and 2013.

	Billions of yen
	Six months ended September 30
	2012	2013
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥1	¥(0)
Private equity investments	(5)	0
Loans and receivables	14	2
Collateralized agreements(3)	(2)	(1)
Other assets(2)	0	0

Total	¥8	¥1

Liabilities:
Short-term borrowings(4)	¥8	¥(1)
Collateralized financing(3)	(0)	0
Long-term borrowings(4)(5)	31	51
Other liabilities(6)	0	0

Total	¥39	¥50

	Billions of yen
	Three months ended September 30
	2012	2013
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥1	¥(0)
Private equity investments	0	0
Loans and receivables	14	3
Collateralized agreements(3)	0	(3)
Other assets(2)	0	(0)

Total	¥15	¥(0)

Liabilities:
Short-term borrowings(4)	¥4	¥(2)
Collateralized financing(3)	(0)	0
Long-term borrowings(4)(5)	12	3
Other liabilities(6)	0	0

Total	¥16	¥1

(1)	Includes gains and losses reported primarily within Net gain on trading and Gain (loss) on private equity investments in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes resale and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes loan commitments.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

To account for the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”), Nomura elected to apply the fair value option for its 47.0% investment. This investment is reported within Trading assets and private equity investments—Private equity investments and Other assets—Other in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥6 billion for the six months ended September 30, 2012, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥3 billion for the six months ended September 30, 2013, mainly because of the changes of Nomura’s credit spread.

Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness were ¥5 billion for the three months ended September 30, 2012, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥0 billion for the three months ended September 30, 2013, mainly because of the widening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2013, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥20 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of September 30, 2013, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥5 billion more than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 22% of total assets as of March 31, 2013 and 20% as of September 30, 2013.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. See Note 3. “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2013
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,403	¥1,313	¥3,262	¥556	¥8,534

	Billions of yen
	September 30, 2013
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	¥3,207	¥1,855	¥2,938	¥483	¥8,483

(1)	Other than above, there were ¥715 billion and ¥795 billion of government, agency and municipal securities in Other assets—Non-trading debt securities as of March 31, 2013 and September 30, 2013, respectively. The vast majority of these securities are Japanese government, agency and municipal securities.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified in either Level 1 or Level 2 within the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified in Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value as of March 31, 2013 and September 30, 2013.

	Billions of yen
	March 31, 2013(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥805	¥805	¥805	¥—	¥—
Time deposits	578	578	—	578	—
Deposits with stock exchanges and other segregated cash	270	270	—	270	—
Loans receivable(2)	1,575	1,576	—	1,352	224
Securities purchased under agreements to resell	8,295	8,295	—	8,295	—
Securities borrowed	5,820	5,820	—	5,820	—

Total Assets	¥17,343	¥17,344	¥805	¥16,315	¥224

Liabilities:
Short-term borrowings	¥738	¥738	¥—	¥734	¥4
Deposits received at banks	1,072	1,072	—	1,071	1
Securities sold under agreements to repurchase	12,444	12,444	—	12,440	4
Securities loaned	2,159	2,159	—	2,159	—
Long-term borrowings	7,592	7,430	114	7,093	223

Total Liabilities	¥24,005	¥23,843	¥114	¥23,497	¥232

	Billions of yen
	September 30, 2013(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,298	¥1,298	¥1,298	¥—	¥—
Time deposits	468	468	—	468	—
Deposits with stock exchanges and other segregated cash	384	384	—	384	—
Loans receivable(2)	1,303	1,302	—	1,049	253
Securities purchased under agreements to resell	9,553	9,553	—	9,553	—
Securities borrowed	6,376	6,376	—	6,376	—

Total Assets	¥19,382	¥19,381	¥1,298	¥17,830	¥253

Liabilities:
Short-term borrowings	¥801	¥801	¥—	¥801	¥0
Deposits received at banks	1,106	1,106	—	1,105	1
Securities sold under agreements to repurchase	14,075	14,075	—	14,075	—
Securities loaned	2,432	2,432	—	2,432	—
Long-term borrowings	7,638	7,534	135	7,186	213

Total Liabilities	¥26,052	¥25,948	¥135	¥25,599	¥214

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting allowance for loan losses.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and nonfinancial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2013, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was wholly impaired. Fair value was determined based on DCF and consequently, this nonrecurring fair value measurement has been determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

As of September 30, 2013, goodwill allocated to a certain reporting unit was measured at fair value on a nonrecurring basis. The relevant goodwill, which is reported within Other assets—Other in the consolidated balance sheets, was written down to its fair value of ¥4 billion as a result of impairment. Fair value was determined based on DCF and consequently, this nonrecurring fair value measurement has been determined using valuation inputs which would be classified in Level 3 of the fair value hierarchy.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through Nomura Holdings, Inc. (“NHI”) shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other.

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2013
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,169	¥(18,415)	¥(981)	¥773

	Billions of yen
	September 30, 2013
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,144	¥(18,219)	¥(890)	¥1,035

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivative activities

The following tables quantify the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2013
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥14,130	¥1,857	¥14,550	¥2,017
Interest rate contracts	727,129	21,685	711,914	21,452
Credit contracts	44,582	1,839	42,889	1,979
Foreign exchange contracts	81,002	2,104	80,280	2,007
Commodity contracts	29	1	39	2

Total	¥866,872	¥27,486	¥849,672	¥27,457

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,748	¥88	¥162	¥0
Foreign exchange contracts	92	1	24	1

Total	¥1,840	¥89	¥186	¥1

Total derivatives	¥868,712	¥27,575	¥849,858	¥27,458

	Billions of yen
	September 30, 2013
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading and non-trading purposes(2)(3):
Equity contracts	¥17,154	¥2,416	¥17,212	¥2,582
Interest rate contracts	898,924	19,611	896,087	19,298
Credit contracts	42,829	1,589	41,365	1,760
Foreign exchange contracts	114,756	2,619	101,855	2,452
Commodity contracts	47	1	47	1

Total	¥1,073,710	¥26,236	¥1,056,566	¥26,093

Derivatives designated as hedging instruments:
Interest rate contracts	¥2,039	¥74	¥254	¥1
Foreign exchange contracts	85	1	34	0

Total	¥2,124	¥75	¥288	¥1

Total derivatives	¥1,075,834	¥26,311	¥1,056,854	¥26,094

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	Includes the amount of derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. As of March 31, 2013 and September 30, 2013, these amounts have not been separately presented since such amounts were not significant.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Offsetting of derivatives

        Counterparty credit risk associated with derivative financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. In order to support the enforceability of the close-out and offsetting rights within these agreements, particularly for transactions with counterparties in jurisdictions where relevant laws are complex or uncertain, Nomura generally seek to obtain an external legal opinion.

Derivative assets and liabilities with the same counterparty are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 are met. These criteria include requirements around the legal enforceability of the close-out and offset rights. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents information about offsetting of derivative instruments and related collateral amounts in the consolidated balance sheets by type of derivative contract, together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default.

	Billions of yen		Billions of yen
	March 31, 2013		September 30, 2013
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥1,112	¥1,174	¥1,292	¥1,372
OTC centrally-cleared	—	—	—	—
Exchange-traded	745	843	1,124	1,210
Interest rate contracts
OTC settled bilaterally	12,887	12,609	10,726	10,397
OTC centrally-cleared	8,873	8,839	8,947	8,892
Exchange-traded	13	4	12	10
Credit contracts
OTC settled bilaterally	1,744	1,880	1,512	1,678
OTC centrally-cleared	95	99	76	81
Exchange-traded	0	0	1	1
Foreign exchange contracts
OTC settled bilaterally	2,097	2,002	2,595	2,431
OTC centrally-cleared	8	6	21	17
Exchange-traded	—	0	4	4
Commodity contracts
OTC settled bilaterally	0	1	0	0
OTC centrally-cleared	—	—	—	—
Exchange-traded	1	1	1	1

Total gross derivative balances(2)	¥27,575	¥27,458	¥26,311	¥26,094
Less: Amounts offset in the consolidated balance sheets(3)	(25,684)	(25,636)	(23,818)	(23,883)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,891	¥1,822	¥2,493	¥2,211
Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	(177)	(138)	(177)	(139)
Cash collateral(6)	—	(2)	(2)	(7)

Net amount	¥1,714	¥1,682	¥2,314	¥2,065

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Includes all gross derivative asset and liability balances irrespective of whether they are transacted under legally enforceable master netting agreements.
(3)	Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under legally enforceable master netting and similar agreements in accordance with ASC 815. As of March 31, 2013, Nomura offset a total of ¥985 billion of cash collateral receivables against net derivative liabilities and ¥1,033 billion of cash collateral payables against net derivative assets. As of September 30, 2013, Nomura offset a total of ¥1,012 billion of cash collateral receivables against net derivative liabilities and ¥937 billion of cash collateral payables against net derivative assets.
(4)	Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.
(5)	Represents amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura does not have the legal right of offset or has not determined with sufficient certainty whether the right of offset is legally enforceable are excluded.
(6)	As of March 31, 2013, a total of ¥220 billion of cash collateral receivables and ¥497 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of September 30, 2013, a total of ¥164 billion of cash collateral receivables and ¥507 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following tables present amounts included in the consolidated statements of income related to derivatives used for trading and non-trading purposes by type of underlying derivative contract.

	Billions of yen
	Six months ended September 30
	2012	2013
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥1	¥18
Interest rate contracts	(21)	35
Credit contracts	(12)	(37)
Foreign exchange contracts	56	(119)
Commodity contracts	0	1

Total	¥24	¥(102)

	Billions of yen
	Three months ended September 30
	2012	2013
Derivatives used for trading and non-trading purposes(1)(2):
Equity contracts	¥(28)	¥(46)
Interest rate contracts	14	(76)
Credit contracts	5	(38)
Foreign exchange contracts	3	40
Commodity contracts	0	(0)

Total	¥(6)	¥(120)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the six and three months ended September 30, 2012 and 2013, these amounts have not been separately presented as net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of income within Interest expense.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Six months ended September 30
	2012	2013
Derivatives designated as hedging instruments:
Interest rate contracts	¥23	¥(5)

Total	¥23	¥(5)

Hedged items:
Long-term borrowings	¥(23)	¥5

Total	¥(23)	¥5

	Billions of yen
	Three months ended September 30
	2012	2013
Derivatives designated as hedging instruments:
Interest rate contracts	¥6	¥7

Total	¥6	¥7

Hedged items:
Long-term borrowings	¥(6)	¥(7)

Total	¥(6)	¥(7)

Net investment hedges

Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following tables present gains from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen
	Six months ended September 30
	2012	2013
Hedging instruments:
Foreign exchange contracts	¥11	¥(1)
Long-term borrowings	8	—

Total	¥19	¥(1)

	Billions of yen
	Three months ended September 30
	2012	2013
Hedging instruments:
Foreign exchange contracts	¥1	¥(2)
Long-term borrowings	3	—

Total	¥4	¥(2)

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the six months ended September 30, 2012 and 2013. The amount of gains (losses) was not significant during the three months ended September 30, 2012 and 2013.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit risk related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit risk related contingent features that were in a liability position as of March 31, 2013, was ¥960 billion with related collateral pledged of ¥754 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2013, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥102 billion.

The aggregate fair value of all derivative instruments with credit risk related contingent features that were in a liability position as of September 30, 2013, was ¥966 billion with related collateral pledged of ¥728 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of September 30, 2013, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥120 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2013 and September 30, 2013.

	Billions of yen
	March 31, 2013
		Maximum potential payout/Notional					Notional
	Carrying value (Asset) / Liability(1)	Total	Years to maturity				Purchased credit protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥210	¥24,659	¥4,575	¥7,961	¥9,877	¥2,246	¥22,431
Credit default indices	(16)	12,722	1,482	3,555	6,815	870	11,592
Other credit risk related portfolio products	230	2,586	666	1,112	215	593	1,710
Credit risk related options and swaptions	0	51	—	—	27	24	42

Total	¥424	¥40,018	¥6,723	¥12,628	¥16,934	¥3,733	¥35,775

	Billions of yen
	September 30, 2013
		Maximum potential payout/Notional					Notional
	Carrying value (Asset) / Liability(1)	Total	Years to maturity				Purchased credit protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥96	¥24,854	¥4,553	¥8,906	¥8,975	¥2,420	¥22,441
Credit default indices	(62)	11,306	856	4,420	5,422	608	10,033
Other credit risk related portfolio products	103	1,802	311	1,000	240	251	1,232
Credit risk related options and swaptions	1	599	—	—	302	297	502

Total	¥138	¥38,561	¥5,720	¥14,326	¥14,939	¥3,576	¥34,208

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s Financial Services LLC (“S&P”), or if not rated by S&P, based on Moody’s Investors Service, Inc. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2013
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,400	¥1,594	¥5,945	¥8,208	¥4,073	¥2,439	¥24,659
Credit default indices	14	589	6,360	3,516	1,910	333	12,722
Other credit risk related portfolio products	77	17	9	127	243	2,113	2,586
Credit risk related options and swaptions	—	—	18	—	33	—	51

Total	¥2,491	¥2,200	¥12,332	¥11,851	¥6,259	¥4,885	¥40,018

	Billions of yen
	September 30, 2013
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,089	¥1,477	¥5,996	¥8,206	¥4,491	¥2,595	¥24,854
Credit default indices	9	18	6,183	3,561	1,413	122	11,306
Other credit risk related portfolio products	59	3	2	17	16	1,705	1,802
Credit risk related options and swaptions	—	—	507	22	70	—	599

Total	¥2,157	¥1,498	¥12,688	¥11,806	¥5,990	¥4,422	¥38,561

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

4. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. These transactions are typically documented under industry standard master netting agreements which reduce Nomura’s credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. Certain transactions with central clearing parties may also permit offsetting of transactions in the ordinary course of business. In order to support the enforceability of the close-out and offsetting rights within these agreements, particularly for transactions with counterparties in jurisdictions where relevant laws are complex or uncertain, Nomura generally seeks to obtain an external legal opinion.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and reverse repurchase transactions, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of the close-out and offsetting rights.

The following tables present information about offsetting of these transactions in the consolidated balance sheets, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2013
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥22,183	¥6,064	¥26,332	¥2,462
Less: Amounts offset in the consolidated balance sheets(2)	(13,888)	(256)	(13,888)	(256)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥8,295	¥5,808	¥12,444	¥2,206

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(6,588)	(3,889)	(10,201)	(1,935)
Cash collateral	(1)	—	0	—

Net amount	¥1,706	¥1,919	¥2,243	¥271

	Billions of yen
	September 30, 2013
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥23,803	¥6,399	¥28,325	¥2,558
Less: Amounts offset in the consolidated balance sheets(2)	(14,250)	(33)	(14,250)	(33)

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥9,553	¥6,366	¥14,075	¥2,525

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(8,065)	(4,717)	(11,217)	(2,148)
Cash collateral	—	—	0	—

Net amount	¥1,488	¥1,649	¥2,858	¥377

(1)	Includes all recognized balances irrespective of whether they are transacted under legally enforceable master netting agreements. Amounts include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost.
(2)	Represents amounts offset through counterparty netting of repurchase agreements and reverse repurchase agreements under legally enforceable master netting and similar agreements in accordance with ASC 210-20. Amount offset include transactions carried at fair value through election of the fair value option and amounts carried at amortized cost.
(3)	Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.
(4)	Represents amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura does not have a legal right of offset or has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows.

	Billions of yen
	March 31, 2013	September 30, 2013
The fair value of securities received as collateral, securities borrowed as collateral and securities borrowed without collateral where Nomura is permitted by contract or custom to sell or repledge the securities	¥35,281	¥37,961
The portion of the above that has been sold (reported within Trading liabilities in the consolidated balance sheets) or repledged	28,488	31,298

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the tables below.

	Millions of yen
	March 31, 2013	September 30, 2013
Trading assets:
Equities and convertible securities	¥86,108	¥144,165
Government and government agency securities	1,314,277	1,192,329
Bank and corporate debt securities	161,233	210,042
Commercial mortgage-backed securities (“CMBS”)	33,723	37,625
Residential mortgage-backed securities (“RMBS”)	1,674,898	1,593,777
Collateralized debt obligations (“CDO”) and other(1)	84,065	102,913
Investment trust funds and other	16,335	12,782
Deposits with stock exchanges and other segregated cash	4,110	4,165

Total	¥3,374,749	¥3,297,798

Non-trading debt securities	¥49,811	¥74,029
Investments in and advances to affiliated companies	¥37,636	¥36,367

(1)	Includes CLO and ABS (such as on credit card loans, auto loans and student loans).

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	March 31, 2013	September 30, 2013
Loans and receivables	¥706	¥667
Trading assets	1,208,753	1,230,145
Office buildings, land, equipment and facilities	955	950
Non-trading debt securities	315,781	360,570
Other	83	78

Total	¥1,526,278	¥1,592,410

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and trading balances of secured borrowings, and derivative transactions.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

5. Non-trading securities:

Non-trading securities held by Nomura’s insurance subsidiary are carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets, and unrealized changes in fair value are reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Realized gains and losses on non-trading securities are recognized within Revenue—Other in the consolidated statements of income.

The following tables present information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2013 and September 30, 2013.

	Millions of yen
	March 31, 2013
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities	¥177,374	¥5,294	¥126	¥182,542
Other debt securities	54,032	726	86	54,672
Equity securities	39,997	12,923	109	52,811

Total	¥271,403	¥18,943	¥321	¥290,025

	Millions of yen
	September 30, 2013
	Cost and/or amortized cost	Unrealized gains and losses		Fair value
		Gross unrealized gains	Gross unrealized losses
Government, agency and municipal securities	¥159,953	¥4,256	¥472	¥163,737
Other debt securities	78,934	866	62	79,738
Equity securities	38,495	15,542	39	53,998

Total	¥277,382	¥20,664	¥573	¥297,473

For the six months ended September 30, 2012, non-trading securities of ¥341,757 million were disposed of resulting in ¥5,081 million of realized gains and ¥1,009 million of realized losses. Total proceeds received from these disposals were ¥345,829 million. For the three months ended September 30, 2012, non-trading securities of ¥245,143 million were disposed of resulting in ¥3,820 million of realized gains and ¥870 million of realized losses. Total proceeds received from these disposals were ¥248,093 million.

For the six months ended September 30, 2013, non-trading securities of ¥98,421 million were disposed of resulting in ¥1,822 million of realized gains and ¥42 million of realized losses. Total proceeds received from these disposals were ¥100,201 million. For the three months ended September 30, 2013, non-trading securities of ¥57,259 million were disposed of resulting in ¥247 million of realized gains and ¥33 million of realized losses. Total proceeds received from these disposals were ¥57,473 million. Related gains and losses were computed using the average method and were recognized in Revenue—Other in the consolidated statements of income.

The following table presents the fair value of residual contractual maturity of non-trading debt securities as of September 30, 2013. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	September 30, 2013
	Total	Years to maturity
		Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥243,475	¥35,567	¥109,259	¥84,833	¥13,816

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2013 and September 30, 2013.

	Millions of yen
	March 31, 2013
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥56,400	¥80	¥2,903	¥46	¥59,303	¥126
Other debt securities	10,404	86	—	—	10,404	86
Equity securities	1,517	109	—	—	1,517	109

Total	¥68,321	¥275	¥2,903	¥46	¥71,224	¥321

	Millions of yen
	September 30, 2013
	Less than 12 months		More than 12 months		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Government, agency and municipal securities	¥81,419	¥472	¥—	¥—	¥81,419	¥472
Other debt securities	19,696	62	—	—	19,696	62
Equity securities	377	39	—	—	377	39

Total	¥101,492	¥573	¥—	¥—	¥101,492	¥573

As of March 31, 2013, the total number of non-trading securities in unrealized loss positions was approximately 80. As of September 30, 2013, the total number of non-trading securities in unrealized loss positions was approximately 110.

Where the fair value of non-trading securities held by the insurance subsidiary has declined below amortized cost, these are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost recognized within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also recognized within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more-likely-than-not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not expect to sell or be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is recognized through earnings and any non-credit loss component recognized within Other comprehensive income (loss).

For the six and three months ended September 30, 2012, other-than-temporary impairment losses recognized for the certain non-trading equity securities were ¥4,808 million and ¥2,974 million, respectively. The amount of credit loss component of other-than-temporary impairment losses recognized for the certain non-trading debt securities were not significant. Other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities within Other comprehensive income (loss) were ¥376 million and ¥38 million, respectively. Other gross unrealized losses of non-trading securities were considered temporary.

For the six and three months ended September 30, 2013, other-than-temporary impairment losses recognized for the certain non-trading equity securities were ¥47 million and ¥39 million, respectively. The amount of credit loss component of other-than-temporary impairment losses recognized for the certain non-trading debt securities were ¥25 million and ¥23 million, respectively. Other-than-temporary impairment losses related to the non-credit loss component recognized for the certain non-trading debt securities and the subsequent changes in the fair value within Other comprehensive income (loss) were ¥(61) million and ¥(60) million. Other gross unrealized losses of non-trading securities were considered temporary.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue—Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the six and three months ended September 30, 2012, Nomura received cash proceeds from SPEs in new securitizations of ¥303 billion and ¥202 billion, respectively, and there was no associated profit on sale. For the six and three months ended September 30, 2013, Nomura received cash proceeds from SPEs in new securitizations of ¥202 billion and ¥73 billion, respectively, and there was no associated profit on sale. For the six and three months ended September 30, 2012, Nomura received debt securities issued by these SPEs with an initial value of ¥824 billion and ¥430 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥451 billion and ¥258 billion, respectively. For the six and three months ended September 30, 2013, Nomura received debt securities issued by these SPEs with an initial fair value of ¥817 billion and ¥372 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥496 billion and ¥205 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,109 billion and ¥4,558 billion as of March 31, 2013 and September 30, 2013, respectively. Nomura’s retained interests were ¥300 billion and ¥251 billion, as of March 31, 2013 and September 30, 2013, respectively. For the six and three months ended September 30, 2012, Nomura received cash flows of ¥11 billion and ¥5 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the six and three months ended September 30, 2013, Nomura received cash flows of ¥29 billion and ¥10 billion, respectively, from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥18 billion and ¥5 billion as of March 31, 2013 and September 30, 2013, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥296	¥—	¥296	¥296	¥—
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	2	2	4	2	2

Total	¥—	¥298	¥2	¥300	¥298	¥2

	Billions of yen
	September 30, 2013
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥226	¥—	¥226	¥226	¥—
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	24	1	25	1	24

Total	¥—	¥250	¥1	¥251	¥227	¥24

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1)
	March 31, 2013	September 30, 2013
Fair value of retained interests(1)	¥288	¥235
Weighted-average life (Years)	6.0	7.3
Constant prepayment rate	10.1%	7.5%
Impact of 10% adverse change	(2.6)	(1.6)
Impact of 20% adverse change	(5.0)	(3.0)
Discount rate	3.6%	4.1%
Impact of 10% adverse change	(4.2)	(1.3)
Impact of 20% adverse change	(8.2)	(2.6)

(1)	The sensitivity analysis covers the material retained interests held of ¥288 billion out of ¥300 billion as of March 31, 2013 and ¥235 billion out of ¥251 billion as of September 30, 2013.
Nomura considers the amount and the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2013	September 30, 2013
Assets
Trading assets
Equities	¥72	¥99
Debt securities	86	62
Mortgage and mortgage-backed securities	24	19
Long-term loans receivable	8	8

Total	¥190	¥188

Liabilities
Long-term borrowings	¥177	¥175

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these interim consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31, 2013	September 30, 2013
Consolidated VIE assets
Cash and cash equivalents	¥13	¥35
Trading assets
Equities	353	277
Debt securities	200	214
Mortgage and mortgage-backed securities	138	77
Derivatives	3	1
Private equity investments	1	1
Securities purchased under agreements to resell	12	15
Office buildings, land, equipment and facilities	17	4
Other(1)	64	61

Total	¥801	¥685

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥6	¥9
Derivatives	15	10
Securities sold under agreements to repurchase	4	12
Borrowings
Long-term borrowings	458	381
Other	7	4

Total	¥490	¥416

(1)	Includes aircraft purchase deposits of ¥16 billion as of March 31, 2013 and ¥11 billion as of September 30, 2013, respectively. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. See Note 16 “Commitments, contingencies and guarantees” for further information.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2013
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥65	¥—	¥65
Debt securities	173	—	173
Mortgage and mortgage-backed securities	2,843	—	2,843
Investment trust funds and other	161	—	161
Derivatives	0	—	18
Private equity investments	28	—	28
Loans
Short-term loans	7	—	7
Long-term loans	82	—	82
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	33

Total	¥3,363	¥—	¥3,414

	Billions of yen
	September 30, 2013
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥119	¥—	¥119
Debt securities	204	—	204
Mortgage and mortgage-backed securities	2,556	—	2,556
Investment trust funds and other	123	—	123
Derivatives	0	—	5
Private equity investments	26	—	26
Loans
Short-term loans	15	—	15
Long-term loans	132	—	132
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	37

Total	¥3,179	¥—	¥3,221

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of collateralized agreements such as reverse repurchase agreements and securities borrowing transactions and loans. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded in the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured and unsecured loans extended by licensed banking entities within Nomura such as The Nomura Trust & Banking Co., Ltd. and Nomura Bank International plc. For both retail and commercial loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with securities brokerage business. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily commercial loans provided to corporate clients extended by non-licensed banking entities within Nomura. Corporate loans include loans secured by real estate or securities, as well as unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following tables present a summary of loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31, 2013
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥263,608	¥153	¥263,761
Short-term secured margin loans	288,574	—	288,574
Inter-bank money market loans	76,968	—	76,968
Corporate loans	422,295	523,896	946,191

Total loans receivable	¥1,051,445	¥524,049	¥1,575,494

Advances to affiliated companies	12,376	—	12,376

Total	¥1,063,821	¥524,049	¥1,587,870

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	September 30, 2013
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivable
Loans at banks	¥259,821	¥141	¥259,962
Short-term secured margin loans	368,144	—	368,144
Inter-bank money market loans	63,189	—	63,189
Corporate loans	351,147	261,213	612,360

Total loans receivable	¥1,042,301	¥261,354	¥1,303,655

Advances to affiliated companies	11,575	—	11,575

Total	¥1,053,876	¥261,354	¥1,315,230

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases or sales of loans receivable and no reclassifications of loans receivable to trading assets during the six and three months ended September 30, 2012.

The amount of secured corporate loans purchased during the six and three months ended September 30, 2013, were ¥36,658 million and ¥11,030 million, respectively. During the same period, there were no significant sales of loans receivable and no reclassifications of loans receivable to trading assets.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present changes in the allowance for losses for the six and three months ended September 30, 2012 and 2013.

	Millions of yen
	Six months ended September 30, 2012
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888
Provision for losses	211	(0)	—	(875)	(19)	(683)	89	(594)
Charge-offs	(1)	(11)	—	(23)	—	(35)	—	(35)
Other(1)	—	(0)	—	(114)	—	(114)	(11)	(125)

Ending balance	¥762	¥13	¥—	¥1,746	¥32	¥2,553	¥1,581	¥4,134

	Millions of yen
	Six months ended September 30, 2013
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥789	¥26	¥—	¥95	¥29	¥939	¥1,319	¥2,258
Provision for losses	(90)	(7)	—	30	(28)	(95)	1,167	1,072
Charge-offs	(2)	—	—	—	—	(2)	(134)	(136)
Other(1)	(0)	—	—	0	—	(0)	11	11

Ending balance	¥697	¥19	¥—	¥125	¥1	¥842	¥2,363	¥3,205

	Millions of yen
	Three months ended September 30, 2012
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥552	¥17	¥—	¥2,606	¥51	¥3,226	¥1,512	¥4,738
Provision for losses	211	(4)	—	(867)	(19)	(679)	73	(606)
Charge-offs	(1)	—	—	(23)	—	(24)	—	(24)
Other(1)	—	(0)	—	30	—	30	(4)	26

Ending balance	¥762	¥13	¥—	¥1,746	¥32	¥2,553	¥1,581	¥4,134

	Millions of yen
	Three months ended September 30, 2013
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥787	¥21	¥—	¥121	¥29	¥958	¥2,487	¥3,445
Provision for losses	(90)	(2)	—	4	(28)	(116)	(110)	(226)
Charge-offs	—	—	—	—	—	—	(12)	(12)
Other(1)	—	—	—	0	—	0	(2)	(2)

Ending balance	¥697	¥19	¥—	¥125	¥1	¥842	¥2,363	¥3,205

(1)	Includes the effect of foreign exchange movements.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2013 and September 30, 2013.

	Millions of yen
	March 31, 2013
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥6	¥—	¥—	¥7	¥—	¥13
Evaluated collectively	783	26	—	88	29	926

Total allowance for loan losses	¥789	¥26	¥—	¥95	¥29	¥939

Loans by impairment methodology
Evaluated individually	¥76	¥83,399	¥76,968	¥412,675	¥5,595	¥578,713
Evaluated collectively	263,532	205,175	—	9,620	6,781	485,108

Total loans	¥263,608	¥288,574	¥76,968	¥422,295	¥12,376	¥1,063,821

	Millions of yen
	September 30, 2013
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥3	¥—	¥—	¥7	¥—	¥10
Evaluated collectively	694	19	—	118	1	832

Total allowance for loan losses	¥697	¥19	¥—	¥125	¥1	¥842

Loans by impairment methodology
Evaluated individually	¥4,569	¥87,199	¥63,189	¥338,459	¥5,737	¥499,153
Evaluated collectively	255,252	280,945	—	12,688	5,838	554,723

Total loans	¥259,821	¥368,144	¥63,189	¥351,147	¥11,575	¥1,053,876

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2013, there were ¥5,855 million of loans which were on a nonaccrual status, primarily secured corporate loans. The amount of loans which were 90 days past due was not significant.

As of September 30, 2013, there were ¥5,824 million of loans which were on a nonaccrual status, primarily secured corporate loans. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance recognized in the allowance for loan losses. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

As of March 31, 2013, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

As of September 30, 2013, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment, the total unpaid principal balance and the related allowance was not significant.

The amount of TDRs which occurred during the six and three months ended September 30, 2012 and 2013, was not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of borrower’s creditworthiness. Loans considered as collateralized transactions are not subject to an internal credit rating process as Nomura monitors the value of posted collateral closely and understands means to prevent potential losses.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2013 and September 30, 2013.

	Millions of yen
	March 31, 2013
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥105,199	¥30,826	¥—	¥33,208	¥169,233
Unsecured loans at banks	93,266	1,103	6	—	94,375
Short-term secured margin loans	—	—	—	288,574	288,574
Secured inter-bank money market loans	1,968	—	—	—	1,968
Unsecured inter-bank money market loans	75,000	—	—	—	75,000
Secured corporate loans	220,189	164,205	7,969	3,570	395,933
Unsecured corporate loans	—	26,362	—	—	26,362
Advances to affiliated companies	6,781	527	—	5,068	12,376

Total	¥502,403	¥223,023	¥7,975	¥330,420	¥1,063,821

	Millions of yen
	September 30, 2013
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥104,879	¥23,734	¥—	¥34,014	¥162,627
Unsecured loans at banks	97,118	74	2	—	97,194
Short-term secured margin loans	—	—	—	368,144	368,144
Secured inter-bank money market loans	1,189	—	—	—	1,189
Unsecured inter-bank money market loans	62,000	—	—	—	62,000
Secured corporate loans	161,728	148,884	5,937	1,412	317,961
Unsecured corporate loans	—	30,056	—	3,130	33,186
Advances to affiliated companies	5,838	5,463	—	274	11,575

Total	¥432,752	¥208,211	¥5,939	¥406,974	¥1,053,876

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger an immediate credit review process.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

8. Leases:

Lessor

Nomura leases office buildings and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31, 2013			September 30, 2013
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥3,426	¥(1,215)	¥2,211	¥3,426	¥(1,274)	¥2,152
Aircraft	17,872	(1,332)	16,540	5,364	(1,040)	4,324

Total	¥21,298	¥(2,547)	¥18,751	¥8,790	¥(2,314)	¥6,476

(1)	The amounts of cost, accumulated depreciation and net carrying amount are including those for the portion utilized by Nomura.

Nomura recognized rental income of ¥39,760 million and ¥20,187 million for the six and three months ended September 30, 2012, respectively, and ¥999 million and ¥805 million for the six and three months ended September 30, 2013, respectively. These are included in the consolidated statements of income within Revenue—Other.

The future minimum lease payments to be received on non-cancellable operating leases as of September 30, 2013 were ¥1,842 million and these future minimum payments to be received are scheduled as below:

	Millions of yen
		Years of receipt
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Future minimum lease payments to be received	¥1,842	¥540	¥398	¥374	¥221	¥63	¥246

Lessee

Nomura leases its office space, certain employees’ residential facilities and other facilities in Japan and overseas primarily under cancelable operating lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under non-cancelable operating leases. Rental expenses, net of sublease rental income, for the six and three months ended September 30, 2012 were ¥23,458 million and ¥11,548 million, respectively, and for the six and three months ended September 30, 2013 were ¥23,576 million and ¥11,642 million, respectively.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents future minimum lease payments under non-cancelable operating leases having initial or remaining terms in excess of one year as of September 30, 2013:

Millions of yen
September 30, 2013
Total future minimum lease payments	¥153,799
Less: Sublease rental income	(10,603)

Net future minimum lease payments	¥143,196

The future minimum lease payments above are scheduled as below as of September 30, 2013:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Future minimum lease payments	¥153,799	¥16,834	¥16,845	¥13,410	¥12,110	¥11,161	¥83,439

Nomura leases certain equipment and facilities in Japan and overseas under capital lease agreements. If the lease is classified as a capital lease, Nomura recognizes it at the lower of the fair value or present value of minimum lease payments, which is reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets. The balances of capital lease assets as of March 31, 2013 and September 30, 2013 were ¥24,170 million and ¥27,421 million, respectively.

The following table presents future minimum lease payments under capital leases as of September 30, 2013:

Millions of yen
September 30, 2013
Total future minimum lease payments	¥59,491
Less: Amount representing interest	(31,554)

Present value of net future minimum lease payments	¥27,937

The future minimum lease payments above are scheduled as below as of September 30, 2013:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Future minimum lease payments	¥59,491	¥623	¥1,482	¥3,873	¥3,858	¥3,720	¥45,935

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

9. Business combinations:

During the year ended March 31, 2012, Nomura acquired additional shares of common stock issued by one of its affiliated companies, Nomura Land and Building Co., Ltd. (“NLB”), converting NLB into a consolidated subsidiary of Nomura.

Revenue—Other in the consolidated statements of income for the six and three months ended September 30, 2012 include real estate sales of ¥134,568 million and ¥63,420 million respectively, generated by Nomura Real Estate Holdings, Inc. (“NREH”) which was a subsidiary of NLB. Revenues are recognized when the sales have closed, the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the real estate and Nomura does not have substantial continuing involvement in the real estate. The costs of real estate sales corresponding to the revenues were ¥113,235 million and ¥56,127 million respectively, reported within Non-interest expenses—Other in the consolidated statements of income.

Nomura disposed of part of its investment in NREH in March 2013 and subsequently accounts for its remaining investment using the equity method of accounting. Following deconsolidation of NREH, real estate sales and costs of real estate are no longer separately reported on a gross basis in the consolidated statements of income within Revenue—Other and Non-interest expenses—Other, respectively, and Nomura’s share of net income of NREH is reported within Revenue—Other from April 1, 2013.

10. Other assets—Other / Other liabilities:

The following table sets forth Other assets—Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31, 2013	September 30, 2013
Other assets—Other:
Securities received as collateral	¥47,739	¥93,331
Goodwill and other intangible assets(1)	115,661	114,758
Deferred tax assets	145,602	135,715
Investments in equity securities for other than operating purposes	71,813	81,935
Other	221,344	166,076

Total	¥602,159	¥591,815

Other liabilities:
Obligation to return securities received as collateral	¥47,739	¥93,331
Accrued income taxes	56,353	39,073
Other accrued expenses and provisions	402,192	367,136
Other(2)	471,879	484,562

Total	¥978,163	¥984,102

(1)	For the six months ended September 30, 2012, Nomura recognized an impairment loss on goodwill of ¥8,293 million within the Wholesale segment. This is due to a decline in fair value of a reporting unit in the Wholesale segment caused by the prolonged economic downturn. For the six months ended September 30, 2013, Nomura recognized impairment loss on goodwill of ¥2,047 million within Other in Nomura’s segment information. This is due to a decline in fair value of a reporting unit caused by the decrease in expected cash flows arising from the changes in the economic environment. These impairment losses were recorded within Non-interest expenses—Other in the consolidated statements of income. The fair values were determined using a DCF valuation technique.
(2)	Includes liabilities relating to investment contracts which are underwritten by Nomura’s insurance subsidiary. Carrying values were ¥281,864 million and ¥275,417 million and estimated fair values were ¥285,914 million and ¥280,225 million, as of March 31, 2013 and as of September 30, 2013, respectively. Fair value is estimated by using a DCF valuation technique and using valuation inputs which would be generally classified in Level 3 of the fair value hierarchy.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

11. Earnings per share:

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥4,700	¥104,007
Weighted average number of shares outstanding	3,682,504,520	3,705,701,979
Net income attributable to NHI shareholders per share	¥1.28	¥28.07

Diluted—
Net income attributable to NHI shareholders	¥4,678	¥103,984
Weighted average number of shares outstanding	3,746,279,139	3,822,698,904
Net income attributable to NHI shareholders per share	¥1.25	¥27.20

	Millions of yen except per share data presented in yen
	Three months ended September 30
	2012	2013
Basic—
Net income attributable to NHI shareholders	¥2,809	¥38,113
Weighted average number of shares outstanding	3,691,932,626	3,704,488,401
Net income attributable to NHI shareholders per share	¥0.76	¥10.29

Diluted—
Net income attributable to NHI shareholders	¥2,793	¥38,108
Weighted average number of shares outstanding	3,755,137,084	3,813,279,230
Net income attributable to NHI shareholders per share	¥0.74	¥9.99

Net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the six and three months ended September 30, 2012 and 2013, arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from stock-based compensation plans issued by the Company, which would have minimal impact on EPS for the six and three months ended September 30, 2012 and 2013.

Antidilutive stock options to purchase 13,776,300 and 22,980,700 common shares were not included in the computation of diluted EPS for the six and three months ended September 30, 2012, respectively. Antidilutive stock options to purchase 6,270,500 and 2,374,500 common shares were not included in the computation of diluted EPS for the six and three months ended September 30, 2013, respectively.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

12. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Net periodic benefit cost

The net periodic benefit cost of the defined benefit plans includes the following components.

Japanese entities’ plans—

	Millions of yen
	Six months ended September 30
	2012	2013
Service cost	¥4,608	¥4,237
Interest cost	2,148	1,721
Expected return on plan assets	(2,043)	(2,486)
Amortization of net actuarial losses	1,738	1,336
Amortization of prior service cost	(771)	(574)

Net periodic benefit cost	¥5,680	¥4,234

	Millions of yen
	Three months ended September 30
	2012	2013
Service cost	¥2,396	¥2,070
Interest cost	1,074	861
Expected return on plan assets	(1,022)	(1,243)
Amortization of net actuarial losses	869	668
Amortization of prior service cost	(384)	(287)

Net periodic benefit cost	¥2,933	¥2,069

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

13. Restructuring initiatives:

Nomura undertook group-wide restructuring initiatives primarily focusing on the Wholesale Division to improve profitability, select accretive businesses aligned with market conditions and allocate business resources to growth regions accordingly since the year ended March 31, 2012. These restructuring initiatives had been completed by the three months ended September 30, 2013 other than settlements.

As a result of these restructuring initiatives, Nomura recognized ¥12,769 million of restructuring costs in total and these were primarily included within Non-interest expenses—Compensation and benefits in the consolidated statements of income. Liabilities relating to restructuring costs including currency translation adjustments were ¥2,148 million and ¥186 million as of March 31 and September 30, 2013, respectively. For the six months ended September 30, 2013, ¥2,047 million had been settled.

In addition to the restructuring initiatives described above, Nomura has commenced a further restructuring program focusing on the Wholesale Division to revise business models and increase business efficiencies since the three months ended September 30, 2012.

As a result of the restructuring program, Nomura recognized ¥2,446 million and ¥783 million of restructuring costs for the six and three months ended September 30, 2013, respectively and, in total, ¥18,034 million as of September 30, 2013. These were primarily included within Non-interest expenses—Compensation and benefits in the consolidated statements of income. Liabilities relating to restructuring costs including currency translation adjustments were ¥8,165 million and ¥4,715 million as of March 31 and September 30, 2013, respectively. For the six months ended September 30, 2013, ¥5,191 million had been settled.

This restructuring program is scheduled to be completed during the year ending March 31, 2014, and the current expected costs to be incurred going forward would not be material.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

14. Income taxes:

Our effective statutory tax rates were 38% for the six and three months ended September 30, 2012 and 2013, respectively. Due to the revisions of domestic tax laws during the third quarter ended December 31, 2011, our effective statutory tax rates are 38% for the fiscal years beginning between April 1, 2012 and March 31, 2015, and 36% thereafter.

For the six months ended September 30, 2012, the difference between the effective statutory tax rate of 38% and the effective tax rate of 79.2% was mainly due to non-deductible expenses, different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and a decrease in valuation allowance of foreign subsidiaries reduced the effective tax rate.

For the three months ended September 30, 2012, the difference between the effective statutory tax rate of 38% and the effective tax rate of 84.9% was mainly due to different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and a decrease in valuation allowance of foreign subsidiaries reduced the effective tax rate.

For the six months ended September 30, 2013, the difference between the effective statutory tax rate of 38% and the effective tax rate of 43.8% was mainly due to non-deductible expenses, different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and a decrease in valuation allowance of foreign subsidiaries reduced the effective tax rate.

For the three months ended September 30, 2013, the difference between the effective statutory tax rate of 38% and the effective tax rate of 47.4% was mainly due to non-deductible expenses, different tax rates and changes in effective statutory tax rates applicable to income (loss) of foreign subsidiaries, whereas non-taxable revenues and a decrease in valuation allowance of foreign subsidiaries reduced the effective tax rate.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

15. Other comprehensive income (loss):

Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Six months ended September 30, 2013
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(38,875)	¥26,987	¥(85)	¥26,902	¥(11,973)
Pension liability adjustment	(28,518)	807	495	1,302	(27,216)
Net unrealized gain on non-trading securities	9,998	1,507	(895)	612	10,610

Total	¥(57,395)	¥29,301	¥(485)	¥28,816	¥(28,579)

(1)	Reclassifications out of accumulated other comprehensive income (loss) are as follows:

Millions of yen
Six months ended September 30, 2013
	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Net unrealized gain on non-trading securities:
	¥1,708	Gain (loss) on investments in equity securities
	(502)	Income tax expense

	1,206	Net income

	(311)	Net income attributable to noncontrolling interests
	¥895	Net income attributable to NHI shareholders

	Millions of yen
	Three months ended September 30, 2013
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)(1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥(6,532)	¥(5,407)	¥(34)	¥(5,441)	¥(11,973)
Pension liability adjustment	(27,494)	31	247	278	(27,216)
Net unrealized gain on non-trading securities	8,216	2,460	(66)	2,394	10,610

Total	¥(25,810)	¥(2,916)	¥147	¥(2,769)	¥(28,579)

(1)	Reclassifications out of accumulated other comprehensive income (loss) are as follows:

Millions of yen
Three months ended September 30, 2013
	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Net unrealized gain on non-trading securities:
	¥153	Gain (loss) on investments in equity securities
	(65)	Income tax expense

	88	Net income

	(22)	Net income attributable to noncontrolling interests
	¥66	Net income attributable to NHI shareholders

See Note 5. “Non-trading securities” for further information.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

16. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by clients. The outstanding commitments under these agreements are included in below commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in below commitments to invest in partnerships.

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in below commitments to purchase aircraft.

These commitments outstanding were as follows:

	Millions of yen
	March 31, 2013	September 30, 2013
Commitments to extend credit	¥369,988	¥405,727
Commitments to invest in partnerships	29,974	30,660
Commitments to purchase aircraft	30,143	12,822

As of September 30, 2013, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥405,727	¥58,539	¥86,110	¥169,968	¥91,110
Commitments to invest in partnerships	30,660	19,182	478	1,211	9,789
Commitments to purchase aircraft	12,822	12,822	—	—	—

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future credit exposure or cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these interim consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible loss for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below. For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (the “Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million. The $35 million amount is Nomura’s current estimate of the maximum reasonably possible loss from this matter.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP (the main operating subsidiary of Nomura in the U.K.). The SPC is included as part of NIP’s consolidated accounts. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased residential MBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of residential MBS purchased by WesCorp. The complaint alleges that WesCorp purchased residential MBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has dismissed NCUA’s claims against NHEL and NCUA has filed a notice of appeal. Following the filing of an amended complaint by NCUA, NAAC has filed a motion to dismiss which is currently pending. Due to the legal uncertainties involved, as well as the lack of any discovery concerning the facts, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of residential MBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs purchased residential MBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. The court has denied the motion to dismiss filed by the Company’s U.S. subsidiaries and the parties are involved in the discovery process. Given the lack of any expert discovery at this stage of the litigation and certain legal uncertainties, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of residential MBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased residential MBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, and the Tenth Circuit Court of Appeals affirmed the trial court’s holding. Due to the legal uncertainties involved, as well as the lack of factual information at this early stage of the litigation, in which discovery has not yet begun, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In August 2012, The Prudential Insurance Company of America and certain of its affiliates filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of residential MBS, including an action against NHEL, NCCI and NSI. The action against these Nomura subsidiaries has been removed to federal court. The complaint alleges that the plaintiffs purchased over $183 million in residential mortgage-backed securities from five different offerings. The plaintiffs allege that the offering materials contained material misrepresentations that were fraudulent regarding the underwriting practices and quality of the loans underlying the securities. The plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against two former directors of MPS and NIP. MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS is claiming damages of not less than EUR700 million. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. NBI was informed on April 23, 2013 that a seizure order had been effected over a small amount of cash and certain receivables in Italy. On April 26, 2013, the relevant Italian criminal judge issued an order declining to validate the various seizure orders issued by the Public Prosecutor. Accordingly, on the same date, the Public Prosecutor ordered the immediate restitution of all assets subject to seizure. The Public Prosecutor subsequently lodged an appeal against the order of the relevant Italian criminal judge that declined to validate the seizure orders. This appeal was rejected by the relevant Italian criminal appeal judges by an order dated July 13, 2013. The Public Prosecutor has lodged an appeal against this order, which is scheduled to be heard at the Supreme Court in Rome on February 25, 2014. It is not possible for the Company to determine whether any loss is probable or to estimate the amount of any loss in this proceeding. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the amount of any potential liability can be reasonably estimated for this claim. The Company cannot predict if, how, or when the claim will be resolved or what any eventual settlement, fine, penalty or other relief may be, particularly since the claim is at an early stage in its development and the claimant is seeking substantial damages.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with more than five million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008, and an action commenced against NSC in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011. Although the allegations of the clients involved in such actions include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit. The specified amounts alleged are the Company’s current estimate of the maximum reasonably possible loss from these matters.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. It is our policy to review each claim that has been received, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands, investors have instituted actions through the trustee alleging breach of contract. These breach of contract claims, which seek to enforce the repurchase demands made, are at a very early stage and involve substantial legal uncertainty.

The Company cannot provide an estimate of reasonably possible loss relating to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions affect the rate of defaults in residential mortgages. Further, the Company’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at December 10, 2013, the subsidiaries have received claims to repurchase loans with original principal of $4,468 million that are unresolved. Further, due to the lack of factual information at this early stage and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to breach of contract claims arising from rejected repurchase demands.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2013		September 30, 2013
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)(2)	¥4,510,650	¥123,980,481	¥5,292,568	¥160,107,631
Standby letters of credit and other guarantees(3)	277	9,084	275	8,660

(1)	Credit derivatives are disclosed in Note 3. “Derivative instruments and hedging activities” and are excluded from derivative contracts.
(2)	Derivative contracts primarily consist of equity contracts, interest rate contracts and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2013 is ¥6,374 million and as of September 30, 2013 is ¥6,633 million.

The maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees is scheduled as below as of September 30, 2013.

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥5,292,568	¥160,107,631	¥59,030,786	¥35,658,730	¥15,536,895	¥49,881,220
Standby letters of credit and other guarantees	275	8,660	8	399	—	8,253

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

17. Segment and geographic information:

Operating segments—

Nomura’s business operation and financial performance reports are prepared based on the Retail, the Asset Management and the Wholesale segments. Nomura structures its business segments based upon the nature of main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2012
Non-interest revenue	¥161,906	¥30,677	¥190,228	¥315,673	¥698,484
Net interest revenue	1,591	1,180	68,749	(5,103)	66,417

Net revenue	163,497	31,857	258,977	310,570	764,901
Non-interest expenses	140,347	21,927	267,335	286,241	715,850

Income (loss) before income taxes	¥23,150	¥9,930	¥(8,358)	¥24,329	¥49,051

Six months ended September 30, 2013
Non-interest revenue	¥283,200	¥37,238	¥313,739	¥73,856	¥708,033
Net interest revenue	2,872	1,562	64,219	(1,175)	67,478

Net revenue	286,072	38,800	377,958	72,681	775,511
Non-interest expenses	165,011	25,937	327,435	83,176	601,559

Income (loss) before income taxes	¥121,061	¥12,863	¥50,523	¥(10,495)	¥173,952

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2012
Non-interest revenue	¥80,192	¥15,446	¥103,974	¥156,423	¥356,035
Net interest revenue	594	(7)	33,120	(420)	33,287

Net revenue	80,786	15,439	137,094	156,003	389,322
Non-interest expenses	69,824	10,879	136,901	148,658	366,262

Income (loss) before income taxes	¥10,962	¥4,560	¥193	¥7,345	¥23,060

Three months ended September 30, 2013
Non-interest revenue	¥118,322	¥18,485	¥162,104	¥26,341	¥325,252
Net interest revenue	1,408	141	21,245	3,308	26,102

Net revenue	119,730	18,626	183,349	29,649	351,354
Non-interest expenses	79,774	12,454	158,063	33,166	283,457

Income (loss) before income taxes	¥39,956	¥6,172	¥25,286	¥(3,517)	¥67,897

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following tables present the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Six months ended September 30
	2012	2013
Net gain (loss) related to economic hedging transactions	¥(267)	¥5,706
Realized gain (loss) on investments in equity securities held for operating purposes	(123)	688
Equity in earnings of affiliates	4,619	14,227
Corporate items	(420)	(21,045)
Other(1)	20,520	(10,071)

Total	¥24,329	¥(10,495)

	Millions of yen
	Three months ended September 30
	2012	2013
Net gain (loss) related to economic hedging transactions	¥964	¥(1,667)
Realized gain (loss) on investments in equity securities held for operating purposes	613	0
Equity in earnings of affiliates	3,346	8,884
Corporate items	(7,044)	(8,701)
Other(1)	9,466	(2,033)

Total	¥7,345	¥(3,517)

(1)	Includes the impact of Nomura’s own creditworthiness.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The tables below present reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income before income taxes in the consolidated statements of income.

	Millions of yen
	Six months ended September 30
	2012	2013
Net revenue	¥764,901	¥775,511
Unrealized gain on investments in equity securities held for operating purposes	6,032	12,201

Consolidated net revenue	¥770,933	¥787,712

Non-interest expenses	¥715,850	¥601,559
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥715,850	¥601,559

Income before income taxes	¥49,051	¥173,952
Unrealized gain on investments in equity securities held for operating purposes	6,032	12,201

Consolidated income before income taxes	¥55,083	¥186,153

	Millions of yen
	Three months ended September 30
	2012	2013
Net revenue	¥389,322	¥351,354
Unrealized gain on investments in equity securities held for operating purposes	12,357	5,037

Consolidated net revenue	¥401,679	¥356,391

Non-interest expenses	¥366,262	¥283,457
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥366,262	¥283,457

Income before income taxes	¥23,060	¥67,897
Unrealized gain on investments in equity securities held for operating purposes	12,357	5,037

Consolidated income before income taxes	¥35,417	¥72,934

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Six months ended September 30
	2012	2013
Net revenue(1):
Americas	¥101,310	¥109,859
Europe	79,287	127,253
Asia and Oceania	16,382	31,610

Subtotal	196,979	268,722
Japan	573,954	518,990

Consolidated	¥770,933	¥787,712

Income (loss) before income taxes:
Americas	¥21,857	¥(9,824)
Europe	(56,690)	(24,049)
Asia and Oceania	(6,826)	1,490

Subtotal	(41,659)	(32,383)
Japan	96,742	218,536

Consolidated	¥55,083	¥186,153

	Millions of yen
	Three months ended September 30
	2012	2013
Net revenue(1):
Americas	¥59,878	¥54,626
Europe	26,988	51,811
Asia and Oceania	8,695	14,765

Subtotal	95,561	121,202
Japan	306,118	235,189

Consolidated	¥401,679	¥356,391

Income (loss) before income taxes:
Americas	¥15,604	¥(1,328)
Europe	(40,255)	(19,601)
Asia and Oceania	(4,951)	2,270

Subtotal	(29,602)	(18,659)
Japan	65,019	91,593

Consolidated	¥35,417	¥72,934

(1)	There is no revenue derived from transactions with a single major external customer.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2013	September 30, 2013
Long-lived assets:
Americas	¥118,302	¥129,773
Europe	111,381	113,877
Asia and Oceania	20,471	17,152

Subtotal	250,154	260,802
Japan	294,002	275,112

Consolidated	¥544,156	¥535,914

18. Supplementary subsidiary guarantee information required under SEC rules:

The Company provides several guarantees of borrowings of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued or to be issued by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.

19. Subsequent events:

On December 19, 2013, the initial public offering (“IPO”) of Ashikaga Holdings on the Tokyo Stock Exchange was completed. As of September 30, 2013, Nomura held 47.0% of the common stock of Ashikaga Holdings and carried it at fair value through election of the fair value option. The fair value as of that date has been determined using an internal valuation model which included an appropriate liquidity discount. As a result of the IPO and based on the closing listed price of Ashikaga Holdings common stock on December 20, 2013, the fair value of Nomura’s investment in Ashikaga Holdings has increased by approximately ¥14 billion which will be recognized through earnings during the third quarter ending December 31, 2013.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Nomura Holdings, Inc.

We have reviewed the consolidated balance sheet of Nomura Holdings, Inc. (the “Company”) as of September 30, 2013, and the related consolidated statements of income and comprehensive income for the three and six-month periods ended September 30, 2013 and 2012, and the consolidated statements of changes in equity and cash flows for the six-month periods ended September 30, 2013 and 2012. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Nomura Holdings, Inc. as of March 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated June 27, 2013 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2013 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

December 20, 2013

Exhibit 15

December 20, 2013

The Board of Directors

Nomura Holdings, Inc.

We are aware of the incorporation by reference in the Registration Statements (Form F-3 No. 333-186755 and No. 333-191250 and Form S-8 No. 333-134590, No. 333-141988, No. 333-150267, No. 333-158344, No. 333-165925, No. 333-173244, No. 333-180506 and No. 333-187585) and related Prospectus of Nomura Holdings, Inc. of our report dated December 20, 2013 relating to the unaudited interim consolidated financial statements of Nomura Holdings, Inc. as of September 30, 2013 and for the quarter ended September 30, 2013 that are included in its Form 6-K dated December 20, 2013.

/s/ Ernst & Young ShinNihon LLC